                                            FILED PURSUANT TO RULE NO. 424(b)(1)
                                            REGISTRATION NO. 333-82409


PROSPECTUS

                                2,500,000 Shares


                [LOGO OF AMERICAN HOME MORTGAGE HOLDINGS, INC.]
                     American Home Mortgage Holdings, Inc.

                                  Common Stock

                                $6.00 per share

   This is an initial public offering of common stock of American Home Mortgage Holdings, Inc. We are offering for sale 2,500,000 shares of our common stock. We are a retail mortgage banking company that originates residential mortgage loans through the Internet and through more traditional channels and then sells these loans and the related servicing rights to institutional buyers.

   Of the 2,500,000 shares of common stock offered hereby, 89,606 shares are being offered to Michael Strauss, our President and Chief Executive Officer, at the initial offering price, net of any underwriting discounts or commissions and subject to certain resale restrictions. For additional information, please see the "Underwriting" and "Shares Eligible for Future Sale" sections of this prospectus.

   The initial public offering price of our common stock is $6.00 per share. The market price of the shares after the offering may be higher or lower than the initial offering price.

   Our common stock has been approved for listing on the Nasdaq National Market under the symbol "AHMH."

                                                          Per Share Total(/1/)
                                                          --------- ----------
   Price to public.......................................   $6.00   $14,962,365
   Underwriters' discounts and commissions...............   $0.42   $ 1,012,365
   Proceeds to us........................................   $5.58   $13,950,000

  --------
  (1) Reflects the sale of up to 89,606 shares to Michael Strauss, net of any underwriters' discount and commission. If none of these shares are purchased by Mr. Strauss and they are, instead, sold to the public, the total price to the public would be $15,000,000, and the total underwriters' discounts and commissions would be $1,050,000.

   Approximately 61.8% of the net proceeds of the offering will be used to repay indebtedness incurred to fund an S corporation distribution to Michael Strauss, our sole existing stockholder.

   The underwriters have agreed to underwrite this offering on a firm commitment basis.

   We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 375,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments. As described in the "Underwriting" section of this prospectus, we have also granted Friedman, Billings, Ramsey & Co., Inc. warrants to purchase up to 250,000 additional shares of our common stock and have agreed to reimburse up to $425,000 of underwriters' accountable expenses.

   Investing in our common stock involves risks. Please read the "Risk Factors" section beginning on page 7 before purchasing our common stock.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Friedman Billings Ramsey                                      Advest, Inc.

                                September 30, 1999

[MortgageSelect.com logo surrounded by names and logos of companies with whom we have Web site relationships, with arrows pointing from the names and logos of those companies to our logo; Images of selected MortgageSelect.com Web site pages accompanied by text as follows: "Home page--Selected features on our MortgageSelect.com Web site; Rates of the Week--Consumers can keep updated with current rates; Pre-Approval--MortgageSelect.com can pre-approve a customer for a mortgage; Rate Lock-in--MortgageSelect.com will guarantee a lock-in rate for up to sixty days; and Credit Report--Customers can order a report to check their credit history." ; Map of the United States indicating states where we are licensed to do business and locations of offices; Our logo surrounded by names and logos of institutional buyers that purchase our loans, with arrows pointing from our logo to the names and logos of those institutional buyers.]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Special Notes of Caution.................................................  16
Transactions Related to the Offering.....................................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Financial Data..................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  36
Management...............................................................  53
Certain Transactions.....................................................  60
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  65
Legal Matters............................................................  67
Experts..................................................................  67
Where You Can Find More Information......................................  67
Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

   You should read this Summary section together with the more detailed information and financial statements and related notes appearing in this prospectus, including the information under the section "Risk Factors."

                                  THE COMPANY

   We are a leading independent retail mortgage banking company focused on expanding our business of originating residential mortgage loans. We intend to expand our mortgage origination volume through the Internet and other more traditional channels. We sell the loans we originate and the related servicing rights to institutional buyers, rather than hold the loans for investment. In 1998, 64.7% of our $1.2 billion in total loan originations were made to home buyers rather than to home owners seeking to refinance their mortgages. In the first six months of 1999, we originated approximately $612.3 million in loans, 61.4% of which were made to home buyers. Our originations generated total revenues and net income of $20.2 million and $4.9 million for the year ended December 31, 1998 and generated $12.2 million of total revenues and $2.5 million of net income for the six months ended June 30, 1999.

   In January 1999, we began to market our mortgage products over the Internet. We originate our mortgage products online through arrangements with a number of popular Web sites and through our own MortgageSelect.com Web site. During July 1999, we received applications over the Internet for $39.5 million in loans, representing 24.8% of our total application volume. We currently have relationships with 20 popular Web sites and 65 hyperlinks from other Web sites to MortgageSelect.com. In addition to an exclusive relationship with Real Estate Village, an online marketplace of realtors and real estate related services, we originate mortgage loans through the following Web sites:

  .  Microsoft HomeAdvisor;

  .  GetSmart;

  .  LendingTree;

  .  Consumer Financial Network;

  .  RealEstate.com; and

  .  LoanWeb.

   At the core of our traditional business is our retail division. In 1998 and the first 6 months of 1999, 81.0% and 83.2% of the mortgage loans we originated were made through this division. Our retail division currently originates mortgage loans primarily through our 16 community loan offices in the New York metropolitan area and 5 other eastern states. Additionally, we originate mortgage loans through direct-to-consumer advertising and joint ventures with realtors and builders. To a lesser extent, we also originate mortgage loans through our Corporate Affinity Program, telemarketing and our Real Estate Direct Program. Our wholesale division, which accounted for 19.0% of the mortgage loans we originated in 1998 and 16.8% in the first six months of 1999, makes loans through a network of independent mortgage brokers.

                           Our Strategies for Growth

   Our goal is to continue to expand our retail mortgage banking business primarily through our Internet origination channel and also through our other traditional origination channels. To achieve this goal, we are focusing on the following growth initiatives through the remainder of 1999:

 Internet Origination Channel

  . Form exclusive and participating relationships with additional Web sites.

  .  Open our third Internet call center.

  . Qualify to offer mortgage loans through the Internet in the remaining 15 states in which we are not yet qualified.

  . Launch further enhancements to our Web site to allow an applicant to apply, lock in a rate and receive a commitment, all during one continuous online session.

  . Commence an advertising campaign to increase awareness of, and to direct potential customers to, our MortgageSelect.com Web site.

 Traditional Origination Channels

  . Open new community loan offices and expand from our traditional geographic base.

  .  Hire additional sales-oriented loan originators.

  .  Form additional joint ventures with realtors and builders.

  .  Selectively pursue strategic acquisitions in our industry.

                           Our Competitive Advantages

   We believe that by leveraging the following competitive advantages across both our Internet and traditional origination channels we will be able to continue to expand our mortgage origination business:

  .  Lending to Home Buyers       We concentrate our marketing, advertising and
                                  personnel resources on lending to home buyers rather than to home owners seeking to refinance their mortgage loans. We believe home purchase mortgage volume is less susceptible to interest rate increases. In
                                  1998, 64.7% of our mortgage loans were made to home buyers as compared to the Mortgage
                                  Bankers Association of America estimate of the mortgage industry average of approximately 50% for such year. For the first 6 months of 1999, 61.4% of our loans were made to home buyers, compared to an industry average of approximately 54%.

  .  Breadth of Product Offering  We offer a broad range of loan products which allows us to meet the needs of a wide variety of customers.

  .  Use of Technology            We seek to maximize the efficiency of our
                                  operations through the use of advanced
                                  technology.

  .  Loans Specifically           The loans we originate are designed and
     Underwritten for Sale to     documented specifically to conform to the
     Buyers                       underwriting and credit standards of our
                                  third-party buyers. This helps ensure that each loan we originate can be sold to one of our buyers.

  .  One-Stop Shopping            We intend to provide customers with a single
                                  source for mortgages and mortgage-related products such as title insurance, abstract services and home equity lines of credit.

  .  Consultative Sales Strategy  Our experienced loan originators focus on building a rapport with borrowers through frequent customer contacts and follow ups.

                             The Mortgage Industry

   The mortgage banking industry is the largest consumer debt-related sector in the United States. In 1998, mortgage loan origination volume in the United States reached a record high of $1.5 trillion, compared to $834 billion in 1997 according to the Mortgage Bankers Association of America (MBA). The MBA also reports that mortgage bankers are the leading group of residential mortgage lenders, originating approximately 60%, or $880 billion, in mortgage loans in 1998. The MBA estimates that $1.2 trillion in mortgages will be originated in 1999.

   Mortgage lending traditionally takes place through the manual exchange of information from the time of application to the loan closing. This traditional means of lending is cumbersome and inefficient. We believe that Internet mortgage lending is the solution to these inefficiencies. Forrester Research estimates that $91.2 billion, or 9.6%, of all mortgage loans will be originated online by the year 2003, compared to $18.7 billion, or less than 1.5%, in 1999. In addition, Killen & Associates predicts online mortgage originations will account for approximately 30% of total mortgage originations by 2005.

                              General Information

   We are located on the Internet at www.MortgageSelect.com. Our executive offices are located at 12 East 49th Street, New York, NY 10017 and our telephone number is (212) 755-8600.

                                ----------------

   Unless otherwise indicated, all share and per share data and information in this prospectus:

  . assume that the underwriters will not exercise their over-allotment option; and

  . reflect the exchange of all of the issued and outstanding shares of common stock of American Home Mortgage Corp. for 4,999,900 shares of our common stock (the incorporation transaction).

   The incorporation transaction was completed on September 29, 1999. This transaction created a holding company for American Home Mortgage Corp. We are the holding company, American Home Mortgage Holdings, Inc., and the issuer of the shares offered pursuant to this prospectus. See the "Transactions Related to the Offering" section in this prospectus. Unless otherwise stated, "we," "our," "American Home Mortgage" and "us" refer to American Home Mortgage Holdings, Inc. and its wholly-owned subsidiary, American Home Mortgage Corp.

   References in this prospectus to mortgage originations include mortgages that we originated and closed and mortgages brokered by us during the period.

                                  THE OFFERING

Common stock offered............  2,500,000 shares(/1/)

Common stock to be outstanding
 after the offering.............  7,500,000 shares(/1/) (/2/)

Use of proceeds.................  We will use the net proceeds of the offering, which are estimated to be $12.6 million, (1) to repay indebtedness incurred to fund an S corporation distribution to Michael Strauss, our sole existing stockholder, and (2) for Internet business expansion and general corporate and working capital purposes, including funding of potential acquisitions of related businesses. For a more detailed discussion of the S corporation distribution to the stockholder and the use of proceeds, please see the "Transactions Related to the Offering" and "Use of Proceeds" sections of this prospectus.

Nasdaq National Market symbol...  AHMH

     For a more detailed description of our capitalization, please see the "Capitalization" section of this prospectus.
----------------
(/1/) Includes 89,606 shares of common stock to be offered to Michael Strauss. Does not include 375,000 shares of common stock reserved for issuance upon exercise of the underwriters' over-allotment option and 250,000 shares reserved for issuance upon exercise of warrants to be issued to Friedman, Billings, Ramsey & Co., Inc.
(/2/) Does not include 33,334 shares of restricted stock and options to purchase 650,000 shares of common stock under our 1999 Omnibus Stock Incentive Plan to be granted upon completion of this offering.

                             SUMMARY FINANCIAL DATA
              (in thousands, except per share and operating data)

   You should read the summary financial data set forth below in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

                                       Year Ended December   Six Months Ended
                                               31,               June 30,
                                      ---------------------- -----------------
                                       1996   1997    1998   1998(/1/)  1999
                                      ------ ------- ------- --------- -------
STATEMENT OF INCOME DATA:
Revenues:
  Gain on sale of mortgage loans..... $6,360 $10,597 $18,981  $7,690   $10,822
  Other..............................    225     725   1,236     717     1,345
                                      ------ ------- -------  ------   -------
    Total revenues...................  6,585  11,321  20,217   8,407    12,167
                                      ------ ------- -------  ------   -------
Expenses:
  Salaries, commissions and benefits,
   net...............................  3,459   5,317   9,430   3,636     5,823
  Marketing and promotion............    814     962   1,236     598       869
  Other..............................  1,668   2,584   4,302   1,820     2,771
                                      ------ ------- -------  ------   -------
    Total expenses...................  5,941   8,862  14,968   6,054     9,463
                                      ------ ------- -------  ------   -------
Income before income taxes and
 minority interest...................    644   2,459   5,249   2,353     2,704
  State income taxes.................     38     140     328     118       131
  Minority interest..................    --      --       51      (6)       44
                                      ------ ------- -------  ------   -------
  Net income......................... $  606 $ 2,319 $ 4,870  $2,241   $ 2,529
                                      ====== ======= =======  ======   =======
PRO FORMA DATA (unaudited):
Pro forma provision for income
 taxes(/2/)..........................    245     942   1,982     917     1,058
  Net income adjusted for pro forma
   income tax provision.............. $  361 $ 1,377 $ 2,888  $1,324   $ 1,471
                                      ====== ======= =======  ======   =======
Pro forma net income per share:
  Basic..............................                $  0.39           $  0.20
  Diluted............................                $  0.39           $  0.20
                                                     =======           =======
Pro forma weighted average number of
 shares outstanding(/3/):
  Basic..............................                  7,500             7,500
  Diluted............................                  7,500             7,500
                                                     =======           =======

                                                          As of June 30, 1999
                                                        ------------------------
                                                        Actual  As Adjusted(/4/)
                                                        ------- ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents............................ $ 2,093     $ 7,570
  Mortgage loans held for sale, net....................  42,056      42,056
  Total assets.........................................  50,920      56,397
  Warehouse lines of credit............................  25,313      25,313
  Other liabilities....................................  17,965      18,340
  Total stockholder's equity........................... $ 7,572     $12,677

                                                Year Ended    Six Months Ended
                                               December 31,       June 30,
                                             ---------------- -----------------
                                             1996 1997  1998    1998     1999
                                             ---- ---- ------ -------- --------
OPERATING DATA:
  Total mortgage originations (in
   millions)................................ $544 $724 $1,158 $    520 $    612
    Home purchases..........................  383  562    749      327      376
    Refinancings............................  161  162    409      193      236

--------
(/1/)June 30, 1998 information is derived from our unaudited financial statements.
(/2/)Before this offering, we elected to be treated as an S corporation for federal and state income tax purposes. Pro forma income taxes for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 reflect adjustments for federal and state income taxes as if we had been taxed as a C corporation rather than an S corporation for such periods. State income taxes and pro forma provision for income taxes provide for an effective tax rate of 44%. Please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes" section of this prospectus.
(/3/)The pro forma weighted average number of shares outstanding at December
     31, 1998 gives effect to the assumed issuance of 2,500,000 shares of common stock to generate sufficient cash to pay the S corporation distribution amount of $5.5 million at December 31, 1998. The pro forma weighted average number of shares for June 30, 1999 gives effect to the assumed issuance of 2,500,000 shares of common stock to generate sufficient cash to pay the S corporation distribution amount of $7.2 million at June 30, 1999. The issuance of common stock was based on the initial public offering price of $6.00 per share. Please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes" section of this prospectus.
(/4/)As adjusted as of June 30, 1999 to give effect to:
  --an assumed S corporation distribution of $7.2 million as of June 30, 1999
   (which amount increased to $7.8 million at the actual distribution date, September 28, 1999);
  --our recording of an assumed one-time non-cash reduction to earnings in the amount of $375,000 as of June 30, 1999 to recognize a deferred income tax liability as a result of the termination of our S corporation status (which amount increased to $625,000 at the actual termination date); and
  --the issuance and sale of our common stock at the initial public offering price of $6.00 per share and application of the net proceeds as described in the "Use of Proceeds" section of this prospectus.

                                  RISK FACTORS

   An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common stock could decline significantly and you may lose all or part of your investment.

If we do not manage our growth effectively, our financial performance could be materially adversely affected

   We have experienced rapid and substantial growth in our mortgage loan originations and revenues since 1995. We intend to pursue a growth strategy for the foreseeable future by enhancing and expanding our Internet business, expanding our traditional business into new geographic areas, increasing the market share of our existing community loan offices, entering into additional joint ventures with realtors and builders, and pursuing selective strategic acquisitions of mortgage lenders and other mortgage banking-related companies. We cannot assure you that we will accurately anticipate and respond to the changing demands our expanding operations will face. We anticipate that future operations will place a significant strain on our management, loan originators, information systems and other resources. We must attract and integrate new personnel, improve existing procedures and controls and implement new ones to support any future growth. Our inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material adverse effect on our results of operations, financial condition and business prospects. In addition, we have re-assigned and will continue to re-assign personnel from our traditional business to meet the demands of our Internet business, which may have an adverse effect on our overall business. Further, we must maintain and expand our relationships with popular Web sites in order to successfully implement our Internet growth strategy. In addition, if we make strategic acquisitions, we must successfully integrate the mortgage brokers and other companies we acquire. We cannot assure you that we will achieve our growth expectations, and our inability to do so could materially adversely affect our results of operations and business.

Our historical rapid growth may not reflect our future growth potential and we may not be able to maintain similarly high levels of growth in the future

   Since 1995, our earnings have grown by more than 50% year to year through December 31, 1998, and 12.9% for the first 6 months of 1999 as compared to the same period of last year. We may not be able to achieve comparable growth in the future. Market conditions in the past 5 years have favorably impacted the mortgage banking industry in general. Our growth rate has benefited from low interest rates and a long period of economic growth. We do not know whether these favorable conditions will continue. If they do not, however, it is likely to adversely affect our earnings growth. Because our historical growth rates are not likely to accurately reflect our future growth or our ability to grow in the future, we cannot assure you that we will continue to grow at the same pace or as profitably as we have in the past.

To expand our Internet business, we intend to expend significant funds currently without assurance of increased future earnings or profitability

   We anticipate expending significant funds to implement our growth strategy. There may be a significant delay between the timing of these expenditures and any increase in earnings, which may depress our earnings. Our future plans are subject to both known and unknown risks and uncertainties that may cause our actual results in future periods to be materially adversely different than our prior performance. As a result, we cannot guarantee that our future revenues will increase or that we will continue to be profitable.

If we are unable to implement our Internet strategy successfully, or our agreements with Internet mortgage Web sites are terminated, our growth would be limited

   A substantial portion of our planned future growth depends on our ability to originate loans on the Internet. Our Internet success will depend, in part, on the development and maintenance of the Internet's infrastructure and consumer acceptance of the Internet as a distribution channel for mortgages. Internet-based mortgage lending is relatively new, and we cannot assure you that consumers will increase their use of the Internet for obtaining mortgage loans. In order to increase our loan volume on the Internet, we depend on building and maintaining relationships with operators of Internet mortgage Web sites, attracting consumers with our loan terms and service, and controlling our costs. However, our ability to significantly increase the number of loans we originate over the Internet and to continue to originate loans profitably over the Internet remains uncertain. In addition, many of our agreements with Internet mortgage Web sites can be terminated by either party on short notice. If any of these agreements were terminated, our business and results of operations could be materially adversely affected.

A period of rising interest rates, an economic slowdown or a recession could reduce the demand for mortgages

   Rising interest rates generally reduce the demand for consumer credit, including mortgage loans. Interest rates have been at favorably low levels for the last several years, generally ranging from 6.5% to 7.5% for conforming loans. There is no assurance that interest rates will continue at favorably low rates. In an economic slowdown or recession, real estate values and home sales decline and the number of borrowers defaulting on their loans increases. In a period of rising interest rates or an economic slowdown, we will originate and sell fewer loans and could be required to repurchase more of the loans we have sold as a result of early payment defaults by borrowers. Accordingly, a period of rising interest rates, an economic slowdown or a recession would adversely affect our business and results of operations.

An increase in interest rates could reduce the value of our loan inventory

   The value of our loan inventory is based, in part, on market interest rates. Accordingly, we may experience losses on loan sales if interest rates change rapidly or unexpectedly. If interest rates rise after we fix a price for a loan, but before we sell that loan, the value of that loan will decrease. If the amount we receive from selling the loan is less than our cost of originating the loan, we may incur net losses, and our business and operating results could be adversely affected.

Our hedging strategy may not protect us from interest rate risk and may lead to losses

   Although we generally sell our loans within 30 days after funding, there may be unexpected delays that could increase our interest rate exposure. While we use hedging and other strategies to minimize our exposure to interest rate risks, no hedging or other strategy can completely protect us. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the hedges that we make will adequately offset the risks of interest rate volatility or that our hedges will not result in losses. For further discussion of our hedging strategy, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Management" section of this prospectus.

The loss of our key management could result in a material adverse effect on our business

   Our future success depends to a significant extent on the continued services of our senior management, particularly our President and Chief Executive Officer, Michael Strauss. The loss of the services of Mr. Strauss, or other key employees, could have a material adverse effect on our business and results of operations. We do not maintain "key person" life insurance for any of our personnel.

The loss of key purchasers of our loans or a reduction in prices paid could adversely affect our financial condition

   We sell substantially all of the mortgages we originate to institutional buyers. Generally, we sell the servicing rights to our loans at the time we sell those loans. In the first 6 months of 1999, 78.0% of the loans we sold were sold to two large national financial institutions and one regional financial institution, all of which compete with us directly for retail originations. If these financial institutions or any other significant purchaser of our loans cease to buy our loans or servicing rights and equivalent purchasers cannot be found on a timely basis, then our business and results of operations could be materially adversely affected. Our results of operations could also be affected if these financial institutions or other purchasers lower the price they pay to us or adversely change the material terms of their loan purchases from us.

   The prices at which we sell our loans vary over time. A number of factors determines the price we receive for our loans. These factors include:

  .  the number of institutions that are willing to buy our loans;

  .  the amount of comparable loans available for sale;

  .  the levels of prepayments of, or defaults on, loans;

  .  the types and volume of loans we sell;

  .  the level and volatility of interest rates; and

  .  the quality of our loans.

   The prices at which we can sell our mortgage servicing rights vary over time and may be materially adversely affected by a number of factors, including the general supply of and demand for mortgage servicing rights and changes in interest rates. Servicing rights for a particular loan category that was originated at higher interest rates tend to have a lower value than those originated with comparatively lower interest rates due to the greater likelihood that loans with higher interest rates will be prepaid more quickly. For a more detailed description of our sales strategies, please see the "Business--Sale of Loans and Servicing Rights" section of this prospectus.

Because our ability to fund mortgage loans depends on the availability of financing sources, our revenues and business would be negatively affected if our current financing sources were canceled or not renewed

   Our ability to make mortgage loans depends largely on our ability to secure financing on acceptable terms. Currently, we fund substantially all of our loans through our warehouse facility and under loan purchase and sale agreements with 4 institutional investors. Each of these financing arrangements has a one-year term and is cancelable by the lender at any time. Our financing facilities require us to observe financial and other covenants. If we are not able to renew any of these financing arrangements or arrange for new financing on terms acceptable to us, or if we default on our covenants and are unable to access funds under any of these arrangements, then we will have to reduce our mortgage originations, which would reduce our revenues. For a more detailed description of our financing sources, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" section of this prospectus.

Our business may suffer if we cannot attract or retain qualified loan originators

   We depend on our loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders, corporations and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. In addition, our growth strategy contemplates hiring additional loan originators. The market for such persons is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract or retain a sufficient number of skilled loan originators, or even if we can retain them but at higher costs, our business and results of operations could be adversely affected.

We face intense and increasing competition that could adversely impact our market share and our revenues

   We face intense competition from Internet-based lending companies and other lenders participating on Web sites, as well as from traditional mortgage lenders, such as commercial banks, savings and loan associations and other finance and mortgage banking companies. Entry barriers in the mortgage industry are relatively low and increased competition is likely. As we seek to expand our business, we will face a greater number of competitors, many of whom will be well-established in the markets we seek to penetrate. Many of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources. We cannot assure you we will be able to effectively compete against them or any future competitors.

   Competition may lower the rates we are able to charge borrowers, thereby potentially lowering the amount of premium income on future loan sales and sales of servicing rights. Increased competition also may reduce the volume of our loan originations and loan sales. We cannot assure you that we will be able to compete successfully in this evolving market. For additional information on the competitive environment in which we operate, please see the "Business-- Competition" section of this prospectus.

Changes in existing government sponsored and federal mortgage programs could negatively affect our business

   Our ability to generate revenue through mortgage sales to institutional investors largely depends on programs administered by Fannie Mae, the Federal Home Loan Mortgage Corporation and others which facilitate the issuance of mortgage-backed securities in the secondary market. A portion of our business also depends on various programs administered by the Federal Housing Administration and the Veterans Administration. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities would reduce our revenues.

We conduct a majority of our business in the northeast and may be adversely affected by a future decline in economic conditions in that region

   In 1998, approximately 73.7%, 15.3% and 8.9% of the mortgages we originated (as measured by principal balances) were secured by property located in New York, Connecticut and New Jersey. For the first 6 months of 1999, those percentages were 73.1%, 16.4% and 8.0%. A decline in economic conditions in these states or the surrounding regions could materially adversely affect our business and results of operations. Moreover, if the real estate markets in these states or regions should experience an overall decline in property values, the overall quality of our loan portfolio may decline and the rates of delinquency, foreclosure, bankruptcy and loss on loans we originate may increase. This would negatively affect our ability to originate loans or to sell our loans and servicing rights.

We may be required to return proceeds obtained from the sale of loans, which would negatively impact our results of operations

   When we sell a loan to an investor, we are required to make unqualified representations and warranties regarding the loan, the borrower and the property. These representations are made based in part on our due diligence and related information provided to us by the borrower and others. If any of these representations or warranties are later determined not to be true, we may be required to repurchase the loan, including principal and interest, from the investor or indemnify the investor for any damages or losses caused by the breach of such representation or warranty. In connection with some non-prime loan sales, we may be required to return a portion of the premium paid by the investor if the loan is prepaid within the first year after its sale. If, to any significant extent, we are required to repurchase loans, indemnify investors or return loan premiums, it could have a material adverse effect on our business and results of operations.

Our non-prime mortgage business subjects us to greater risks than our prime business and if we were to increase our non-prime mortgage business in the future, our business would become less stable

   Under our non-prime mortgage loan programs, we make loans to borrowers who have impaired or limited credit histories or higher debt-to-income ratios than prime mortgage lenders allow. For the year ended December 31, 1998, approximately 2.2% of the dollar amount, or 3.7% of the total number, of our loans originated were categorized as non-prime. For the first 6 months of 1999, those percentages were 4.3% and 7.2%. The non-prime mortgage banking industry is riskier than the conforming mortgage business primarily because there is a greater risk of default and product offerings for non-prime mortgages frequently change, which may make selling a non-prime loan to our institutional investors more difficult. Our failure to adequately address the related risks could have a material adverse effect on our business and results of operations.

Our financial results may fluctuate as a result of seasonality and other factors, including the demand for mortgage loans, which makes it difficult to predict our future performance

   Our business is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which typically peak during the spring and summer seasons and decline from January through March. Our quarterly results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry.

   Further, if the closing of a sale of loans or servicing rights is postponed, the recognition of premium income from these sales is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be materially adversely affected. Unanticipated delays could also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our credit facilities are outstanding. In addition, the following factors influence our revenues and net earnings:

  .  the level and volatility of interest rates;

  .  the demand for mortgage loans; and

  .  the size and timing of sales of loans and servicing rights.

   These and other factors make it very difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders and securities analysts, then our common stock price may be materially adversely affected.

Our dependence on information systems may result in computer problems caused by the Year 2000

   We rely on communications and information systems to conduct our business. As we implement our growth strategy and increase our origination of mortgages over the Internet, this reliance will also increase. Any failure or interruption of our computer systems or third-party computer systems on which we rely could cause underwriting or other delays. Failures or interruptions may result from the inability of computer systems to recognize a date using "00" as the Year 2000. Our computer systems may not be Year 2000 ready. We cannot assure you that these Year 2000 issues have been or will be adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a material adverse effect on our business and results of operations. For a more detailed discussion of our Year 2000 readiness program, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness" section of this prospectus.

The success of our online business depends on system integrity and security

   The performance of our Web site and the Web sites in which we participate is important to our reputation, our ability to attract customers and our ability to achieve market acceptance of our services. Any system failure that causes an interruption or an increase in response time of our services could result in fewer loan applications through our Web site. System failures, if prolonged, could reduce the attractiveness of our services to borrowers and clients. Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. We do not carry sufficient insurance to compensate for losses that may occur as a result of any of these events.

   A significant barrier to online commerce is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, such as that required on a mortgage loan application. Advances in computer capabilities, new discoveries in cryptography or other developments may result in a breach of the algorithms we use to protect customer data. If any compromise of our security occurs, it would injure our reputation, and could adversely impact the success of our business.

Our online success depends on our ability to adapt to technological changes

   The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and frequent new products and enhancements. If faster Internet access becomes more widely available through cable modems or other technologies, we may be required to make significant changes to the design and content of our Web site to compete effectively. As the number of Web pages and users increases, we will need to modify our Internet infrastructure and our Web site to accommodate increased traffic. If we cannot modify our Internet systems, we may experience:

  .system disruptions;

  .slower response times;

  .impaired quality and speed of application processing; and

  .delays in reporting accurate interest rate information.

   If we fail to effectively adapt to increased usage of the Internet or new technological developments, our business will be adversely affected.

We must comply with numerous government regulations and we are subject to changes in law that could increase our costs and adversely affect our business

   Our business is subject to the laws, rules and regulations of various federal, state and local government agencies regarding the origination, processing, underwriting, sale and servicing of mortgage loans. These laws, rules and regulations, among other things, limit the interest rates, finance charges and other fees we may charge, require us to make extensive disclosure, prohibit discrimination and impose qualification and licensing obligations on us. They also impose on us various reporting and net worth requirements. We also are subject to inspection by these government agencies. Our failure to comply with these requirements could lead to, among other things, the loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions.

   Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet, including:

  .user privacy;

  .taxation;

  .content;

  .access charges;

  .liability for third-party activities; and

  .jurisdiction.

   The adoption of new laws or the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

   Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for us to comply and could affect the way we conduct our business, which could adversely impact our results of operations. Although we believe we are currently in material compliance with the laws, rules and regulations to which we are subject, we cannot assure you that we are, or will be, in full compliance with applicable laws, rules and regulations.

   If we cannot comply with those laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected. For a more detailed discussion of the types of governmental regulation applicable to our business, please see the "Business--Government Regulation" section of this prospectus.

As we expand, our inability to trademark the names under which we do business may subject us to significant legal expenses and impair our marketing efforts

   We have conducted our business under the name American Home Mortgage since 1988, and commenced doing business over the Internet under the name MortgageSelect.com. We cannot obtain trademark protection for either name because other companies use similar generic terms in their names. As a result, the use of these names may be challenged in the various states in which we currently operate or in the states into which we seek to expand by competitors claiming prior use of a similar name in one or more of those areas. Any challenges may result in our inability to use those names in such states and may require us to do business under other names that do not have the goodwill and name recognition, particularly of American Home Mortgage, associated with them. It may also prove impractical to do business over the Internet under more than one name. Our inability to use our names could result in a loss of business. These challenges may also result in significant legal expenses arising from the defense of our names and an inability to market our names nationally.

Our proposed national expansion through the Internet will subject us to laws and regulations with which we are unfamiliar

   As part of the expansion of our Internet business, we intend to offer mortgage loans in all 50 states through the Internet and are in the process of obtaining the necessary qualifications or licenses in such states. Because we currently make loans primarily in the New York metropolitan area and several other eastern states, we are not familiar with the laws and regulations of other states and the difficulties of complying with such laws. Moreover, such laws and regulations were not drafted with the Internet in mind and using the Internet as an origination channel for mortgage loans may create compliance issues. Compliance with new laws and regulations may substantially slow our ability to grow. Our future failure to adequately comply with the laws and regulations to which we will be subject could result in liability that could materially adversely affect our business and results of operations.

Pending industry-wide litigation could change the manner in which we do business and subject us to potential liability

   Numerous lawsuits seeking class certification have been filed against mortgage lenders alleging that certain types of direct and indirect payments made by those lenders to mortgage brokers are referral fees or unearned fees prohibited under the Real Estate Settlement Procedures Act. These lawsuits also allege that consumers were not informed of the brokers' compensation in violation of law. There is much uncertainty as to the law on this issue because several federal district courts construing RESPA have reached conflicting results. If the pending cases on lender payments to brokers are ultimately resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. In addition, future legislation, regulatory interpretations or judicial decisions may require us to change our broker compensation programs or subject us to material monetary judgments or other penalties. Any changes or penalties may have a material adverse effect on our business and results of operations. For a more detailed description of government regulation, please see the "Business--Government Regulation" section of this prospectus.

We face risks in connection with any potential acquisition that could have a material adverse impact on our growth or our operations

   We may at times consider selective strategic acquisitions of mortgage lenders and other mortgage banking-related companies. There is substantial competition for acquisition opportunities in the mortgage industry. This competition could result in an increase in the price of, and a decrease in the number of, attractive acquisition candidates. As a result we may not be able to successfully acquire attractive candidates on terms we deem acceptable. In addition, we cannot assure you that we will be able to obtain the requisite financing on terms we deem acceptable. Pursuing acquisitions also involves a number of special risks, including adverse short-term effects on our results of operations, dilution resulting from issuances of our common stock, diversion of management's time, strain on our financial and administrative infrastructure, difficulties in integrating acquired businesses and personnel, loss of personnel and unanticipated legal liabilities. We cannot guarantee you that we will be able to overcome these acquisition risks or that they will not adversely affect our growth and results of operations.

If we securitize our loans in the future, we will be subject to additional risks that we do not currently face

   We currently do not securitize the loans we originate, but rather sell or swap them to institutional buyers. Although we do not currently intend to securitize our loans, we may decide to do so in the future if market conditions or other considerations justify doing so. Securitizing our loans would subject us to numerous additional risks, including:

  .delayed operating cash flow;

  .conditions in the general securities and securitization markets;

  .the need to obtain satisfactory credit enhancements;

  .retention of credit enhancing residual interests; and

  .increased potential for earnings fluctuations.

   If we were to securitize our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse effect on our business and results of operations.

If we retain the servicing rights to our loans in the future, we would be subject to additional risks that we do not currently face

   Generally, we sell the servicing rights to our loans at the same time that we sell those loans. Although we currently do not intend to retain the servicing rights to our loans, we may decide to do so in the future if market conditions or other considerations justify doing so. If we were to service our loans ourselves, we would be subject to additional risks, including:

  .decreased operating cash flow; and

  . the potential of having to write down the value of the servicing rights through a charge to earnings, particularly as a result of changing interest rates and alternative financing options that lead to increased prepayments.

   If we were to retain the servicing rights to our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse effect on our business and results of operations.

The loss of our relationship with Fannie Mae would have an adverse effect on our business

   We have an arrangement with Fannie Mae that allows us to use Fannie Mae's Desktop Underwriter(R) software through our Internet Web site and to provide mortgage brokers with use of that software. Our contract with Fannie Mae may be canceled by either party on 90 days' notice. If Fannie Mae terminates the agreement, our planned Internet growth and mortgage broker business could be adversely affected, which could reduce our revenues.

We are exposed to environmental liabilities with respect to properties to which we take title, which could increase our costs of doing business and adversely impact our results of operations

   In the course of our business, at various times, we may foreclose and take title (for security purposes) to residential properties, and could be subject to environmental liabilities with respect to such properties. To date, we have not been required to perform any environmental investigation or remediation activities, nor have we been subject to any environmental claims relating to these activities. We cannot assure you that this will remain the case in the future. We may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with an environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages and costs resulting from environmental contamination emanating from such property.

Our stock price may be volatile, which could result in substantial losses for our stockholders

   Before this offering, there had been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or can be sustained after this offering. Even if an active trading market does develop, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to such factors as:

  .actual or anticipated changes in our future financial performance;

  .changes in financial estimates by securities analysts;

  .conditions and trends in the Internet and e-commerce business;

  .competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .the operating and stock performance of our competitors;

  .changes in interest rates; and

  .additions or departures of key personnel.

There may be substantial sales of our common stock after the offering which would cause a decline in our stock price

   Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock. We, our existing stockholder, our officers and directors, and certain of our employees who will receive shares of our common stock or options to purchase shares of our common stock in connection with this offering have agreed not to offer, sell or contract to sell or otherwise dispose of any common stock for a period of 180 days from the effective date of this prospectus in the case of us, for a period of 540 days from the effective date in Mr. Strauss' case, and for a period of 180 days from the effective date with respect to shares of our common stock or options to purchase shares of our common stock acquired by such officers, directors and employees in connection with this offering, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., subject to certain limited exceptions. Upon the expiration of these lock-up agreements, or if Friedman, Billings, Ramsey & Co., Inc. in its sole discretion determines to release all or any portion of the shares subject to the lock-ups, these shares may be sold in the public market. For additional information, please see the "Shares Eligible for Future Sale" section of this prospectus.

You will experience immediate and substantial dilution as a result of this offering

   The initial offering price per share will exceed our net tangible book value per share. As a result, you will incur immediate and substantial dilution of approximately $4.31 in the net tangible book value per share from the $6.00 price per share paid for the common stock in this offering. For a more detailed discussion of dilution, please see the "Dilution" section of this prospectus.

Our existing stockholder will be able to exercise significant control over our operations

   Upon the closing of this offering, our President and Chief Executive Officer, Mr. Strauss, will own approximately 67% of our outstanding common stock. If the underwriters exercise their over-allotment option in full, Mr. Strauss will own approximately 63% of our outstanding common stock. Accordingly, Mr. Strauss will have the ability to control our affairs and the outcome of all matters requiring stockholder approval, including:

  .the election and removal of directors;

  .amendments to our charter; and

  .approval of significant corporate transactions, such as an acquisition of our company or assets.

   Mr. Strauss' control position would prevent a change in control transaction with respect to our company without his approval. For a more detailed description of Mr. Strauss' ownership of common stock, please see the "Management" and "Principal Stockholders" sections of this prospectus.

It may be difficult for a third party to acquire us

   Some provisions of our amended and restated certificate of incorporation, bylaws and Delaware law contain anti-takeover provisions that could make it more difficult for a third party to acquire us, even if such a transaction would be beneficial to you as a stockholder. For a more detailed discussion of these provisions, please see the "Description of Capital Stock" section of this prospectus.

As a holding company, we depend on dividends and distributions from our operating subsidiary to fund our operations and may, as a result, be subordinate to the rights of its existing and future creditors

   We are a holding company and our principal assets initially are the shares of the capital stock of our wholly-owned subsidiary, American Home Mortgage Corp. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our wholly-owned subsidiary to fund our obligations and meet our cash needs. Our expenses may include salaries of our executive officers, insurance, professional fees and service of indebtedness that may be outstanding at various times. Financial covenants under the existing or future loan agreements of our wholly-owned subsidiary, or provisions of the laws of the state where our subsidiary is organized, may limit its ability to make sufficient dividend or other payments to us to permit us to fund our obligations or meet our cash needs, in whole or in part. By virtue of our holding company status, our common stock will be structurally junior in right of payment to all existing and future liabilities of our subsidiary.

                            SPECIAL NOTES OF CAUTION

Regarding Forward-Looking Statements

   Some of the information in this prospectus may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements generally discuss our plans and objectives for future operations. They also include statements containing a projection of revenues, earnings (loss), capital expenditures, dividends, capital structure or other financial terms. The following statements particularly are forward-looking in nature:

  .our strategy;

  .development of our Internet capabilities;

  .projected joint ventures or acquisitions;

  .the impact of Year 2000 on our information systems and those of our vendors;

  .projected capital expenditures; and

  .use of proceeds of this offering.

   The forward-looking statements in this prospectus are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

  .general volatility of the capital markets and the market price of our shares;

  . changes in the real estate market, interest rates or the general economy of the markets in which we operate;

  . economic, technological or regulatory changes affecting the use of the Internet;

  .  our ability to employ and retain qualified employees;

  . our ability, and the ability of our significant vendors, suppliers and customers, to achieve Year 2000 readiness;

  . changes in government regulations that are applicable to our regulated brokerage and property management businesses;

  . our ability to identify and complete acquisitions and successfully integrate businesses we acquire;

  .  changes in the demand for our services;

  .  degree and nature of our competition; and

  . the other factors referenced in this prospectus, including, without limitation, under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

   When used in our documents or in any oral presentation, the words "plan," "believe," "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

Regarding Additional Information

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                      TRANSACTIONS RELATED TO THE OFFERING

   Our subsidiary, American Home Mortgage Corp., has been engaged in the residential mortgage business since its incorporation in 1988. Immediately before this offering, Michael Strauss, the sole existing stockholder of American Home Mortgage Corp., exchanged his shares for an aggregate of 4,999,900 shares of our common stock. As a result of this incorporation transaction, immediately before this offering, Michael Strauss owns all of our issued and outstanding shares of common stock.

   Since 1988, American Home Mortgage Corp. elected to be treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended, and comparable state laws, where permitted and applicable. As a result, our taxable earnings have been included in the taxable income of Michael Strauss, our existing stockholder, for federal and state income tax purposes. American Home Mortgage Corp. has been subject to certain state income tax on these earnings. Upon receipt of the contribution of American Home Mortgage Corp. stock from Michael Strauss on September 29, 1999, the S corporation status of American Home Mortgage Corp. was terminated. Immediately before such contribution and our conversion to C corporation status, American Home Mortgage Corp. distributed to Michael Strauss all previously earned and undistributed taxable S corporation earnings and earnings subject to deferred taxes, net of such deferred taxes, through the date of such contribution (the S corporation distribution). That distribution, like previous distributions to Michael Strauss, represents earnings that have been or will be taxable to him. The S corporation distribution was made on September 28, 1999, in the amount of $7.8 million. The S corporation distribution consists of a promissory note (the S corporation distribution note) bearing interest at the rate payable on American Home Mortgage Corp.'s principal credit facility, and it is intended that, on the closing of this offering, we will contribute the proceeds of the offering to American Home Mortgage Corp. and American Home Mortgage Corp. will use a portion of this contribution to repay interest and principal on the S corporation distribution note. Upon consummation of the incorporation transaction, American Home Mortgage Corp. is no longer treated as an S corporation and, accordingly, is fully subject to federal and state income taxes. In connection with the foregoing, we have agreed to indemnify Michael Strauss, on an after-tax basis, from all liability for our taxes and those of American Home Mortgage Corp. with respect to the period following the completion of this offering.

   As a result of American Home Mortgage Corp. becoming taxable as a C corporation, and of the contribution of its stock to us, for the third quarter of 1999, on a consolidated basis we will record a one-time non-cash reduction to earnings of $625,000 to recognize a deferred income tax liability. For more information, please see the "Capitalization" section of this prospectus.

                                USE OF PROCEEDS

   The primary purposes of this offering are to repay indebtedness in connection with the incorporation transaction, to expand our Internet business, to create a public market for our common stock and to facilitate our future access to the public markets. We estimate that the net proceeds from the sale of the shares of common stock we are offering will be $12.6 million. If the underwriters fully exercise their over-allotment option, our net proceeds will be approximately $14.7 million. Net proceeds is what we expect to receive after paying underwriting discounts and estimated offering expenses, based on the initial public offering price of $6.00 per share.

   We intend to use approximately $7.8 million of the net proceeds to pay the aggregate principal and interest outstanding under the S corporation distribution note.

   We intend to use the balance of the net proceeds to expand our Internet business and for general corporate and working capital purposes, including funding potential acquisitions of related businesses. While at times we evaluate potential acquisitions and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

   The following table shows how we intend to use the net proceeds (in thousands):

      Payment of S corporation distribution note....................... $ 7,806
      Expansion of Internet business and general working capital.......   4,824
                                                                        -------
        Estimated net proceeds......................................... $12,630
                                                                        =======

                                DIVIDEND POLICY

   Other than the S corporation distribution note, we do not intend to pay any dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for the development and expansion of our business. In addition, because we are a holding company, our ability to pay cash dividends depends in large part on our subsidiary's ability to make distributions of cash or property to us. Our warehouse facility imposes limitations on our subsidiary's ability to pay dividends and other distributions to us. For a more detailed discussion of these limitations, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" section of this prospectus.

   Our board of directors will make any further determinations as to our dividend policy. These determinations will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects and other factors that our board of directors may deem relevant.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999 on an actual basis, assuming the incorporation transaction had occurred on June 30, 1999 and as adjusted to reflect:

     (1) the sale of 2,500,000 shares of common stock at the initial public offering price of $6.00 per share, less underwriting discounts and commissions and estimated expenses;

     (2) an assumed S corporation distribution of $7.2 million, which would have been the S corporation distribution amount had it been distributed as of June 30, 1999 (and which amount increased to $7.8 million at the actual distribution date, September 28, 1999); and

     (3) the application of the remaining estimated net proceeds as described under "Use of Proceeds."

   You should read the following table in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus. For more information, please see the "Transactions Related to the Offering" section of this prospectus.

                                                                 June 30, 1999
                                                                ---------------
                                                                          As
                                                                Actual Adjusted
                                                                ------ --------
                                                                (in thousands)
     Minority interest......................................... $   70 $    70
     Stockholders' equity:
       Preferred stock, $1.00 par value per share, 1,000,000
        shares authorized; no shares issued and outstanding....    --      --
       Common stock, $.01 par value per share, 19,000,000
        shares authorized; 5,000,000 shares issued and
        outstanding actual, and 7,500,000 as adjusted..........     50      75
       Additional paid-in capital..............................    268  12,599
       Retained earnings.......................................  7,253     --
                                                                ------ -------
     Total stockholders' equity................................  7,571  12,674
                                                                ------ -------
     Total capitalization...................................... $7,641 $12,744
                                                                ====== =======

                                    DILUTION

   Our net tangible book value as of June 30, 1999 was $7.6 million, or $1.51 per share, based on 5,000,000 shares of common stock outstanding, assuming the incorporation transaction had occurred on June 30, 1999. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

   Our pro forma net tangible book value at June 30, 1999 would have been $12.7 million, or $1.69 per share after giving effect to:

  . the sale of 2,500,000 shares of common stock at the initial public offering price of $6.00 per share, less underwriting discounts and commissions and estimated expenses;

  . an assumed S corporation distribution of $7.2 million as of June 30, 1999, which would have been the S corporation distribution amount had it been distributed as of June 30, 1999 (and which amount increased to $7.8 million at the actual distribution date, September 28, 1999); and

  . the application of the remaining estimated net proceeds as described under "Use of Proceeds."

   This represents an immediate increase in pro forma net tangible book value of $0.18 per share held prior to the offering by Mr. Strauss, our sole existing stockholder, and an immediate dilution of $4.31 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

   Initial public offering price per share.........................        $6.00
   Net tangible book value per share as of June 30, 1999...........  $1.51
   Increase per share attributable to new investors, net of payment of the
    S corporation distribution ....................................   0.18
                                                                     -----
   Pro forma net tangible book value per share after
    this offering..................................................         1.69
                                                                           -----
   Dilution per share to new investors.............................        $4.31
                                                                           =====

   The following table summarizes, on a pro forma basis, as of June 30, 1999, the number of shares of common stock we have sold, the total consideration paid to us, and the average price per share paid by our existing stockholder and by investors purchasing common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses:

                             Shares Purchased  Total Consideration
                             ----------------- -------------------  Average Price
                              Number   Percent   Amount    Percent    per share
                             --------- ------- ----------- -------  -------------
Existing stockholder........ 5,000,000  66.67% $   319,000   2.08%      $0.06
New investors............... 2,500,000  33.33   15,000,000  97.92        6.00
                             --------- ------- ----------- ------
  Total..................... 7,500,000 100.00% $15,319,000 100.00%

   This table does not include any shares that our existing stockholder may purchase in this offering.

                            SELECTED FINANCIAL DATA
              (in thousands, except per share and operating data)

   The following selected financial data as of December 31, 1997 and 1998 and June 30, 1999 and for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1999 have been derived from our consolidated financial statements, included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, our independent auditors. The selected financial data for the six months ended June 30, 1998 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The selected financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The pro forma data for the year ended December 31, 1998 and the six months ended June 30, 1999 have been derived from our consolidated financial data included elsewhere in this prospectus. These financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year. You should not assume that the results below indicate results that we will achieve in the future. The operating data are derived from unaudited financial information that we compiled.

   You should read the information below along with all the other financial information and analysis presented in this prospectus, including our financial statements and related notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

                                                                Six Months Ended
                               Year Ended December 31,              June 30,
                         -------------------------------------- -----------------
                          1994    1995    1996   1997    1998   1998(/1/)  1999
                         ------  ------  ------ ------- ------- --------- -------
STATEMENT OF INCOME
 DATA:
 Revenues
  Gain on sale of
   mortgage loans....... $4,169  $6,361  $6,360 $10,597 $18,981  $7,690   $10,822
  Interest income
   (expense), net.......   (319)   (610)    204     369     734     448       708
  Other.................    --      --       21     356     502     269       637
                         ------  ------  ------ ------- -------  ------   -------
    Total revenues......  3,850   5,751   6,585  11,321  20,217   8,407    12,167
                         ------  ------  ------ ------- -------  ------   -------
 Expenses
  Salaries, commissions
   and benefits, net....  3,022   3,930   3,459   5,317   9,430   3,636     5,823
  Marketing and
   promotion............    494     445     814     962   1,236     598       869
  Occupancy and
   equipment............    104      91     501     909   1,654     648     1,023
  Data processing and
   communications.......    163     203     337     612     952     424       617
  Provision for loss....    --      --      --      117     153      33        28
  Other.................    207     715     830     946   1,543     714     1,103
                         ------  ------  ------ ------- -------  ------   -------
    Total expenses......  3,990   5,384   5,941   8,862  14,968   6,054     9,463
                         ------  ------  ------ ------- -------  ------   -------
 Income (loss) before
  income taxes and
  minority interest.....   (140)    367     644   2,459   5,249   2,353     2,704
    State income taxes..      1      29      38     140     328     118       131
    Minority interest...    --      --      --      --       51      (6)       44
                         ------  ------  ------ ------- -------  ------   -------
      Net income
       (loss)........... $ (141) $  338  $  606 $ 2,319 $ 4,870  $2,241   $ 2,529
                         ======  ======  ====== ======= =======  ======   =======
PRO FORMA DATA:
 Pro forma provision for
  income taxes(/2/).....    --      143     245     942   1,982     917     1,058
  Net income adjusted
   for pro forma income
   tax provision........ $ (141) $  195  $  361 $ 1,377 $ 2,888  $1,324   $ 1,471
                         ======  ======  ====== ======= =======  ======   =======
 Pro forma net income
  per share:
  Basic.................                                $  0.39           $  0.20
  Diluted...............                                $  0.39           $  0.20
                                                        =======           =======
 Pro forma weighted
  average number of
  shares
  outstanding(/3/):
  Basic.................                                  7,500             7,500
  Diluted...............                                  7,500             7,500
                                                        =======           =======

                                    As of December 31,
                          -------------------------------------- As of June 30,
                           1994   1995    1996    1997    1998        1999
                          ------ ------- ------- ------- ------- --------------
BALANCE SHEET DATA:
  Cash and cash
   equivalents........... $  649 $   982 $ 1,226 $ 2,058 $ 2,892    $ 2,093
  Mortgage loans held for
   sale, net.............  4,454   9,070   9,167  24,676  34,667     42,056
  Total assets...........  5,281  10,381  11,487  28,914  42,392     50,920
  Warehouse lines of
   credit................  4,411   9,026   9,076  24,454  34,070     25,313
  Other liabilities......    361     509     881   1,886   2,298     17,965
  Total stockholder's
   equity................ $  509 $   886 $ 1,530 $ 2,574 $ 5,924    $ 7,572

                                                                   Six Months
                                                                   Ended June
                                    Year Ended December 31,            30,
                               ---------------------------------- -------------
                                1994   1995   1996   1997   1998   1998   1999
                               ------ ------ ------ ------ ------ ------ ------
OPERATING DATA:
  Total mortgage originations
   (in millions).............. $  220 $  341 $  544 $  724 $1,158 $  520 $  612
    Home purchases............    167    264    383    562    749    327    376
    Refinancings.............. $   53 $   77 $  161 $  162 $  409 $  193 $  236
  Number of loans originated..  1,028  1,674  2,915  4,361  6,543  3,191  3,397
  Loan originators at period
   end........................     22     28     40     71     76     72    122
  Number of branches at period
   end........................      4      5      7      8     12     12     16

--------
(/1/)June 30, 1998 information is derived from our unaudited financial statements.
(/2/)Before this offering, we elected to be treated as an S corporation for federal and state income tax purposes. Pro forma income taxes for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 reflect adjustments for federal and state income taxes as if we had been taxed as a C corporation rather than an S corporation for such periods. State income taxes and pro forma provision for income taxes provide for an effective tax rate of 44%. Please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes" section of this prospectus.
(/3/)The pro forma weighted average number of shares for December 31, 1998 includes the effect of the assumed issuance of 2,500,000 shares of common stock to generate sufficient cash to pay the S corporation distribution amount of $5.5 million at December 31, 1998. The pro forma weighted average number of shares for June 30, 1999 includes the effect of the assumed issuance of 2,500,000 shares of common stock to generate sufficient cash to pay the S corporation distribution amount of $7.2 million at June 30, 1999. The issuance of common stock was based on the $6.00 offering price. Please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes" section of this prospectus.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   We are a leading independent retail mortgage banking company primarily engaged in the business of originating and selling residential mortgage loans. In 1998, we originated approximately $1.2 billion in loans, of which 64.7% were made to home buyers and 35.3% were made to owners seeking to refinance. Of the approximately $612.3 million in loans we originated in the first 6 months of 1999, 61.4% were made to home buyers, compared to 38.6% to home owners seeking to refinance. We offer a broad array of residential mortgage products targeted primarily to high-credit-quality borrowers over the Internet, as well as through our approximately 122 primarily commission-compensated loan originators. We operate from 16 community loan offices in the New York metropolitan area and 5 other eastern states. We operate primarily as a mortgage banker, underwriting, funding and selling our loan products to more than 45 different buyers.

   Since our founding in 1988, we have focused on growing our origination volume by building a retail origination network through internal growth and recently through operators of Internet mortgage Web sites and our own MortgageSelect.com Web site.

   As a mortgage bank, we generate revenues through the origination and subsequent sale of funded loans. These revenues are made up of net gain on sale and interest income. Net gain on sale consists of the net gain on the sale of mortgage loans and mortgage servicing rights, which are sold generally within 30 days of origination. This net gain is recognized based on the difference between the combined selling price of the loan and its related servicing rights, and the carrying value of the mortgage loans and servicing rights sold. Net gain on sale also includes loan-related fees consisting of application, documentation, commitment and processing fees paid by borrowers. Net interest income consists of the difference between interest received by us on our mortgage loans held for sale and interest paid by us under our credit facilities.

   Our expenses largely consist of:

  .  salaries and benefits paid to employees;

  .  occupancy and equipment costs;

  . Internet-related expenses, including licensing and participation fees and advertising costs;

  .  marketing, promotion and advertising costs; and

  .  data processing and communication costs.

A substantial portion of these expenses is variable in nature. Commissions paid to loan originators are 100% variable, while other salaries and benefits fluctuate from quarter to quarter based on our assessment of the appropriate levels of non-loan originator staffing, which correlates to the current level of loan origination volume and our perception of future loan origination volume.

   Seasonality affects the mortgage industry as loan originations are typically at their lowest levels during the first and fourth quarters due to a reduced level of home buying activity during the winter months. Loan originations generally increase during the warmer months beginning in March and continuing through October. As a result, we expect higher earnings in our second and third quarters and lower earnings in the first and fourth quarters.

   Interest rate and economic cycles also affect the mortgage industry, as loan originations typically fall in rising interest rate environments. During these periods, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. Due to stable and decreasing interest rate environments over recent years, our historical performance may not be indicative of results in rising interest rate environments. In addition, our recent and rapid growth may distort some of our ratios and financial statistics and may make period-to-period comparisons difficult. In light of this growth, our historical earnings performance may be of little relevance in predicting future performance. Furthermore, our financial statistics may not be indicative of our results in future periods.

Termination of S Corporation Status and Income Taxes

   Since April 1, 1988, our subsidiary, American Home Mortgage Corp., has been subject to taxation under subchapter S of the Internal Revenue Code and comparable state laws. As a result, our income has primarily been taxed, for federal, state and local income tax purposes, directly to our stockholder rather than to the company itself. In connection with the termination of our S corporation status, we made a distribution to our existing stockholder in the amount of his undistributed previously taxed S corporation earnings and earnings subject to deferred taxes, net of such deferred taxes, of $7.8 million. This distribution was made in the form of the S corporation distribution note. We will repay the S corporation distribution note out of the net proceeds of this offering. Upon termination of our S corporation status, we will record a one-time, non-cash reduction to earnings of $625,000 to recognize a deferred income tax liability. The pro forma provision for income taxes in the selected consolidated financial data shows results as if we had been subject to federal and state income taxation at the tax rates effective for the periods presented as if we were not an S corporation.

Results of Operations

   The following table sets forth, for the periods indicated, information derived from our statement of operations expressed as a percentage of total revenues. Any trends illustrated in the following table are not necessarily indicative of future results.

                                                                  Six Months
                                                Year Ended           Ended
                                               December 31,        June 30,
                                             -------------------  ------------
                                             1996   1997   1998   1998   1999
                                             -----  -----  -----  -----  -----
RESULTS OF OPERATIONS:
  Gain on sale of mortgage loans............  96.6%  93.6%  93.9%  91.5%  89.0%
  Net interest income.......................   3.1    3.3    3.6    5.3    5.8
  Other.....................................   0.3    3.1    2.5    3.2    5.2
                                             -----  -----  -----  -----  -----
    Total revenues.......................... 100.0  100.0  100.0  100.0  100.0
                                             -----  -----  -----  -----  -----
  Salaries, commissions and benefits,
   net(/1/).................................  52.5   47.0   46.6   43.2   47.9
  Marketing and promotion...................  12.4    8.5    6.1    7.1    7.1
  Occupancy and equipment...................   7.6    8.0    8.2    7.7    8.4
  Data processing and communications........   5.1    5.4    4.7    5.0    5.1
  Provision for loss........................   --     1.0    0.8    0.5    0.2
  Other.....................................  12.6    8.4    7.6    8.5    9.1
                                             -----  -----  -----  -----  -----
    Total expenses..........................  90.2   78.3   74.0   72.0   77.8
                                             -----  -----  -----  -----  -----
      Net income before taxes and minority
       interest.............................   9.8   21.7   26.0   28.0   22.2
        State income taxes..................   0.6    1.2    1.6    1.4    1.1
        Minority interest...................   --     --     0.3   (0.1)   0.3
                                             -----  -----  -----  -----  -----
        Net income as reported..............   9.2   20.5   24.1   26.7   20.8
                                             -----  -----  -----  -----  -----
      Net income adjusted for pro forma
       income tax provision.................   5.5%  12.2%  14.3%  15.7%  12.1%
                                             -----  -----  -----  -----  -----

--------
(/1/)In 1996, our sole stockholder, Mr. Strauss, received a $628,000 one-time bonus resulting in an increase in the percentage which salaries, commissions and benefits constituted of our total revenues in such year.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

   Total Revenues. Our total revenues for the six months ended June 30, 1999 increased to $12.2 million from $8.4 million for the same period in 1998, an increase of $3.8 million, or 44.7%, primarily as a result of strong origination growth and the subsequent sale of loans, and improved margins. Loan sales increased to $608.3 million for the six months ended June 30, 1999 from $520.3 million for the same period in 1998 (which amounts include $20.4 million and $25.2 million of originations in which we acted as broker, respectively), resulting from new community loan office expansion and our Internet activity. During the six months ended June 30, 1999, we opened 4 new branches. In addition, refinancings accounted for approximately 38.6% of our origination volume during the six months ended June 30, 1999 compared to approximately 37.1% during the same period in 1998. We originated $26.5 million in loans over the Internet during the six months ended June 30, 1999, which resulted in $447,000 in revenues for the period.

   Net gain on sale of mortgage loans increased to $10.8 million for the six months ended June 30, 1999 from $7.7 million for the same period in 1998, an increase of $3.1 million, or 40.7%. The increase was attributable to the increase in our origination volume and improved margins.

   Net interest income increased to $708,000 for the six months ended June 30, 1999 from $448,000 for the same period in 1998, an increase of $260,000, or 58.0%. This increase was due to more efficient cash management including the implementation of sweep accounts, which increased interest income.

   Other income increased to $637,000 for the six months ended June 30, 1999 from $269,000 for the same period in 1998, an increase of $368,000, or 136.8%. The increase was due primarily to volume incentive bonuses from various investors. These bonuses represent payments received by us when we meet certain volume targets specified in our various agreements with loan purchasers. We accrue volume incentive income when targets are reached.

   Salaries, Commissions and Benefits. Salaries, commissions and benefits increased to $5.8 million for the six months ended June 30, 1999 from $3.6 million for the same period in 1998, an increase of $2.2 million, or 60.1%. The increase related primarily to our Internet expansion efforts, increased staffing levels, both at new and existing community loan offices, and, to a lesser extent, the non-deferred portion of commissions paid to loan originators. As of June 30, 1999, we employed 370 people compared to 237 people at June 30, 1998. These expenses are expected to continue to increase in 1999 as a result of increased loan origination volume and additional employees expected to be hired in connection with the expansion of existing operations and new community loan office openings.

   Marketing and Promotion Expenses. Marketing and promotion expenses increased to $869,000 for the six months ended June 30, 1999 from $598,000 for the same period in 1998, an increase of $271,000, or 45.3%. The increase was primarily attributable to new community loan office openings. These expenses are expected to continue to increase in 1999 as a result of expansion of existing operations, new community loan office openings, and increased expansion of our Internet division.

   Occupancy and Equipment Expenses. Occupancy and equipment expenses increased to $1.0 million for the six months ended June 30, 1999 from $648,000 for the same period in 1998, an increase of $375,000, or 57.9%. The increase was due primarily to an increase in occupancy costs as a result of opening new community loan offices and depreciation charges for increased computer networking. These expenses are expected to continue to increase in 1999 as a result of expansion of existing operations and new community loan office openings.

   Data Processing and Communications. Data processing and communication costs increased to $617,000 for the six months ended June 30, 1999 from $424,000 for the same period in 1998, an increase of $193,000, or 45.5%. The increase was primarily a result of increased staffing levels and the opening of new community loan offices.

   Other Expenses. Other expenses increased to $1.1 million for the six months ended June 30, 1999 from $714,000 for the same period in 1998, an increase of $389,000, or 54.5%. These expenses, which consist primarily of office supplies, travel, insurance and professional fees, have increased with our general activity and employment levels.

   Net Income. Net income increased to $2.5 million for the six months ended June 30, 1999 from $2.2 million for the same period in 1998, an increase of $288,000, or 12.9%. If we had been taxed as a C corporation for those periods, our net income would have been $1.5 million and $1.3 million, respectively.

Year Ended December 31, 1998 Compared To Year Ended December 31, 1997

   Total Revenues. Our total revenues increased to $20.2 million in 1998 from $11.3 million in 1997, an increase of $8.9 million, or 78.6%, primarily as a result of strong origination growth and the subsequent sale of loans. Loan sales increased to $1.2 billion in 1998 from $729.6 million in 1997 (which amounts include $47.5 million and $30.7 million of originations in which we acted as broker, respectively), resulting from new community loan office expansion. During 1998, we opened 4 new community loan offices. In addition, refinancings accounted for approximately 35.3% of our origination volume in 1998 compared to approximately 22.4% in 1997.

   Net gain on sale of mortgage loans increased to $19.0 million in 1998 from $10.6 million in 1997, an increase of $8.4 million, or 79.4%. The increase was attributable to the increase in our origination volume.

   Net interest income increased to $734,000 in 1998 from $369,000 in 1997, an increase of $365,000, or 98.9%. This increase was due to increased loan origination volume, as well as increased use of financing agreements or purchase and sale facilities to increase the interest spread against borrowed funds.

   Other income increased to $502,000 in 1998 from $356,000 in 1997, an increase of $146,000, or 41.0%. The increase was due primarily to volume incentive bonuses earned from various purchasers during that period, as well as to the gain on sale of marketable securities.

   Salaries, Commissions and Benefits. Salaries, commissions and benefits increased to $9.4 million in 1998 from $5.3 million in 1997, an increase of $4.1 million, or 77.4%. The increase related primarily to increased staffing levels, both at new and existing community loan offices, and, to a lesser extent, the non-deferred portion of commissions paid to loan originators. As of December 31, 1998, we employed 287 people compared to 185 people at December 31, 1997. These expenses are expected to continue to increase in 1999 as a result of increased loan origination volume and additional employees expected to be hired in connection with the expansion of existing operations and new community loan office openings.

   Marketing and Promotion Expenses. Marketing and promotion expenses increased to $1.2 million in 1998 from $962,000 in 1997, an increase of $274,000, or 28.5%. The increase was primarily attributable to new community loan office openings. These expenses are expected to continue to increase in 1999 as a result of expansion of existing operations, new community loan office openings and increased expansion of our Internet division.

   Occupancy and Equipment Expenses. Occupancy and equipment expenses increased to $1.7 million in 1998 from $909,000 in 1997, an increase of $745,000, or 82.0%. The increase was due primarily to an increase in occupancy costs as a result of opening new community loan offices and depreciation charges for increased computer networking. These expenses are expected to continue to increase in 1999 as a result of expansion of existing operations and new community loan office openings.

   Data Processing and Communications. Data processing and communication costs increased to $952,000 in 1998 from $612,000 in 1997, an increase of $340,000, or 55.6%. The increase was primarily a result of increased staffing levels and the opening of new community loan offices.

   Other Expenses. Other expenses increased to $1.5 million in 1998 from $946,000 in 1997, an increase of $597,000, or 63.1%. These expenses, which consist primarily of office supplies, travel, insurance and professional fees, have increased with general activity and employment levels.

   Net Income. Net income increased to $4.9 million in 1998 from $2.3 million in 1997, an increase of $2.6 million, or 110.0%. If we had been taxed as a C corporation for those periods, our net income would have been $2.9 million and $1.4 million, respectively.

Year Ended December 31, 1997 Compared To Year Ended December 31, 1996

   Total Revenues. Our total revenues increased to $11.3 million in 1997 from $6.6 million in 1996, an increase of $4.7 million, or 71.9%, primarily as a result of strong origination growth and the subsequent sale of loans. Loan sales increased to $729.6 million in 1997 from $543.4 million in 1996 (which amounts include $30.7 million and $52.7 million of originations in which we acted as broker, respectively), resulting from new community loan office expansion and recruitment of additional loan originators. During 1997, we opened one new community loan office. In addition, refinancings accounted for approximately 22.4% of our origination volume in 1997 compared to approximately 29.6% in 1996.

   Net gain on sale of mortgage loans increased to $10.6 million in 1997 from $6.4 million in 1996, an increase of $4.2 million, or 66.6%. The increase was attributable to the increase in origination volume.

   Net interest income increased to $369,000 in 1997 from $204,000 in 1996, an increase of $165,000, or 80.9%. This increase was due to increased loan origination volume, as well as increased use of financing agreements or sale facilities to increase the interest spread against borrowed funds.

   Other income increased to $356,000 in 1997 from $21,000 in 1996, an increase of $335,000, or 1,595%. The increase was due primarily to volume incentive bonuses from various investors.

   Salaries, Commissions and Benefits. Salaries, commissions and benefits increased to $5.3 million in 1997 from $3.5 million in 1996, an increase of $1.8 million, or 53.7%. The increase in personnel expense related primarily to increased staffing levels, both at new and existing community loan offices, and, to a lesser extent, the non-deferred portion of commissions paid to loan originators. In addition, officer's salary was $129,000 in 1997 compared to $758,000 in 1996. The 1996 figure reflects the $628,000 one-time bonus paid to our President and Chief Executive Officer, Mr. Strauss. As of December 31, 1997, we employed 185 people compared to 103 people at December 31, 1996.

   Marketing and Promotion Expenses. Marketing and promotion expenses increased to $962,000 in 1997 from $814,000 in 1996, an increase of $148,000, or 18.2%.
The increase was primarily attributable to new community loan office openings.

   Occupancy and Equipment Expenses. Occupancy and equipment expenses increased to $909,000 in 1997 from $501,000 in 1996, an increase of $408,000, or 81.4%.
The increase was due primarily to an increase in occupancy costs as a result of opening new community loan offices and depreciation charges for increased computer networking.

   Data Processing and Communications. Data processing and communication costs increased to $612,000 in 1997 from $337,000 in 1996, an increase of $275,000, or 81.6%. The increase was primarily a result of increased staffing levels.

   Other Expenses. Other expenses increased to $946,000 in 1997 from $830,000 in 1996, an increase of $116,000, or 14.0%. These expenses, which consist primarily of office supplies, travel, insurance and professional fees, have increased with general activity and employment levels.

   Net Income. Net income increased to $2.3 million in 1997 from $606,000 in 1996, an increase of $1.7 million, or 282.7%. If we had been taxed as a C corporation for those periods, our net income would have been $1.4 million and $361,000, respectively.

Liquidity and Capital Resources

   To originate a mortgage loan, we draw against a warehouse facility our subsidiary, American Home Mortgage Corp., has entered into with First Union National Bank. The First Union warehouse facility was originally for $40 million. First Union has agreed to increase this facility to $50 million through October 30, 1999, and we are in negotiations to replace this facility with a new $60 million warehouse facility that will be agented by First Union. Our existing warehouse facility is secured by the mortgages we originate and certain of our other assets. Loans under our warehouse facility bear interest at rates that vary depending on the type of underlying loan, and these loans are subject to sublimits, advance rates and terms that vary depending on the type of underlying loan and the ratio of our liabilities to our tangible net worth. In 1998, we paid a weighted average interest rate on our warehouse facility borrowings of 6.84%, not including float on checks before they clear our warehouse facility account, compared with 7.55% in 1997. At September 23, 1999, the outstanding balance under the warehouse facility was $25.2 million and the outstanding balance in drafts payable was $2.7 million.

   The documents governing our warehouse facility contain a number of compensating balance requirements and restrictive financial and other covenants that, among other things, require us to maintain a minimum ratio of total liabilities to tangible net worth and maintain a minimum level of tangible net worth, liquidity, stockholder's equity and leverage ratios, as well as to comply with applicable regulatory and investor requirements. The facility also contains covenants limiting our subsidiary's ability to:

  .  transfer or sell assets;

  .  create liens on the collateral;

  .  pay cash or stock dividends; or

  .  incur additional indebtedness,

without obtaining the prior consent of First Union, which consent may not be unreasonably withheld. These limits on American Home Mortgage Corp. may in turn restrict our ability, as the holding company, to pay cash or stock dividends on our stock.

   In addition, under our warehouse facility, First Union will not continue to finance a mortgage loan that we hold if:

  . the loan is rejected as "unsatisfactory for purchase" by the ultimate investor and has exceeded its permissible 60-day warehouse period;

  . we fail to deliver the applicable mortgage note or other documents evidencing the loan within the requisite time period;

  . the underlying property that secures the loan has sustained a casualty loss in excess of 5% of its appraised value; or

  . the loan ceases to be an eligible loan (as determined pursuant to the warehousing agreement).

   In addition to the First Union warehouse facility, we have purchase and sale agreements with Fannie Mae, Greenwich Capital Financial Products, Inc., Prudential Securities Funding Corp. and Paine Webber Real Estate Securities, Inc., under which we sell the loans we have originated to these institutions on an interim basis. Pursuant to these arrangements, we obtain commitments from the ultimate buyer, which may be a bank, a pension fund or an investment bank, to purchase our loans. We then sell our loans, together with the commitment from the ultimate buyer, to one of the 4 institutions with which we have purchase and sale agreements. These institutions in turn sell the loans to the party who gave us the commitment. These agreements allow us to accelerate the sale of our inventory of mortgage loans, thereby enabling us to use our warehouse facility more effectively, because we do not have to wait until the closing of a sale to the ultimate buyer before we receive the purchase price. Amounts sold and being held under these agreements at September 23, 1999 and December 31, 1998 were $42.3 million and $61.4 million, respectively. The combined capacity available under our purchase and sale agreements is $168 million. These agreements are not committed facilities and may be terminated at the discretion of the counterparties.

   We make certain representations and warranties under the purchase and sale agreements regarding, among other things, the loans' compliance with laws and regulations, their conformity with the ultimate investor's underwriting standards and the accuracy of information. In the event of a breach of these representations or warranties or in the event of an early payment default, we may be required to repurchase the loans and indemnify the investor for damages caused by that breach. We have implemented strict procedures to ensure quality control and conformity to underwriting standards, and minimize the risk of being required to repurchase loans. In addition, an outside firm performs quality control tests for us. Please see the "Business--Quality Control" section of this prospectus. To date, we have been required to repurchase fewer than 20 of the loans we have sold.

   As of June 30, 1999, our warehouse facility borrowings were $25.3 million and our outstanding drafts payable were $15.5 million compared to $34.1 million in borrowings and no outstanding drafts payable as of December 31, 1998. We had a maximum of $9.2 million available for additional borrowings as of June 30, 1999. At June 30, 1999, our loans held for sale were $42.1 million compared to $34.7 million at December 31, 1998.

   Cash and cash equivalents decreased to $2.1 million at June 30, 1999 from $2.9 million at December 31, 1998. In December 1998, we changed our primary warehouse facility to the First Union facility described above. The First Union warehouse facility allows less funds to be borrowed on a per loan basis than our prior warehouse arrangement, resulting in our investing more of our own funds in loan originations.

   Our primary uses of cash and cash equivalents during the six months ended June 30, 1999 were as follows:

  .  $5.4 million net increase in mortgage loans held for sale;

  .  $1.3 million increases in accounts receivable;

  . $374,000 to pay the balance of our state and local corporate tax obligation; and

  . $691,000 to purchase furniture and office and computer equipment for new branch offices.

   Cash and cash equivalents increased to $2.9 million at December 31, 1998 from $2.1 million at December 31, 1997. This increase in cash and cash equivalents was primarily attributable to the increase in our net income to $5.2 million in 1998, before depreciation and amortization.

   Our primary uses of cash and cash equivalents during 1998 were as follows:

  .  $10.0 million net increase in mortgage loans held for sale;

  .  $1.9 million increases in accounts receivable;

  . $1.5 million to fund a distribution to our stockholder to enable him to pay income taxes attributable to him as a result of our S corporation status; and

  . $1.2 million to purchase furniture and office and computer equipment for existing and new branch offices and to upgrade our telecommunications system.

   Our ability to originate loans depends in large part on our ability to sell these mortgage loans at par or for a premium in the secondary market so that we may generate cash proceeds to repay borrowings under our warehouse facility. The value of our loans depends on a number of factors, including:

  .  interest rates on our loans compared to market interest rates;

  .  the borrower credit risk classification;

  .  loan-to-value ratios; and

  .  general economic conditions.

Please see the "Risk Factors--The loss of key purchasers of our loans or a reduction in prices paid could adversely affect our financial condition"
section in this prospectus.

   The net proceeds of this offering, together with cash flows from operations, our existing cash balances and funds available under our working capital credit facilities, are expected to be sufficient to meet our liquidity requirements for at least the next 12 months. We do, however, expect to continue our expansion and expect that eventually we will have to arrange for additional sources of capital through the issuance of debt or equity or additional bank borrowings. We have no commitments for any additional financings, and we cannot assure you that we will be able to obtain any additional financing at the times required and on terms and conditions acceptable to us. If we fail to obtain needed additional financing, our growth could slow and operations could be affected.

Inflation

   For the period 1995 to 1998, inflation has been relatively low and we believe it has not had a material effect on our results of operations. To the extent inflation increases in the future, interest rates will also likely rise, which would impact the number of loans we originate. This impact would adversely affect our future results of operations. Please see the "Risk Factors--A period of rising interest rates, an economic slowdown or a recession could reduce the demand for mortgages" section of this prospectus.

Risk Management

   Movements in interest rates can pose a major risk to us in either a rising or declining interest rate environment. When interest rates rise, loans held for sale and any applications in process with agreed upon rates decrease in value. To preserve the value of such loans or applications in process with agreed upon rates, we execute mandatory loan sale agreements (forward sales of mortgage-backed securities) to be settled at future dates with fixed prices. However, when interest rates decline, customers may choose to abandon their applications. In that case, we may be required to purchase loans at current market prices to fulfill existing mandatory loan sale agreements, thereby incurring losses upon sale. We use an interest rate hedging program to attempt to manage these risks. Through this program, we purchase and forward sell mortgage-backed securities and acquire options on mortgage and treasury securities.

   Our board of directors establishes thresholds, which limit our exposure to such risk. We perform daily analysis to determine our risk exposures under various interest rate scenarios and manage these risks through a combination of forward sales of mortgage-backed securities and options on treasury futures. All derivatives are obtained for hedging (or other than trading) purposes, and management evaluates the effectiveness of the hedges on an on-going basis.

   The following tables summarize our interest rate sensitive instruments:

                             December 31, 1998             June 30, 1999
                         --------------------------  --------------------------
                         Notional Amount Fair Value  Notional Amount Fair Value
                         --------------- ----------  --------------- ----------
Instruments:
  Commitments to fund
   mortgages at agreed-
   upon rates...........  $122,430,687   $2,075,471   $151,910,361   $1,908,706
  Forward delivery
   commitments..........    79,841,139     (215,571)    99,730,000     (555,781)
  Option contracts to
   buy securities.......     4,000,000          --      18,000,000          --

In the event that we do not deliver into the forward delivery commitments or exercise our option contracts, the instruments can be settled on a net basis. Net settlement entails paying or receiving cash based upon the change in market value of the existing instrument. All forward delivery commitments and option contracts to buy securities are to be contractually settled within 6 months of the balance sheet date.

   The following describes the methods and assumptions we use in estimating fair values of the above financial instruments:

  . Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience, and other factors.

  . Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, our fair values should not be compared to those of other companies.

  . The fair value of commitments to fund with agreed upon rates are estimated using the fees and rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current market interest rates and the existing committed rates.

  . The fair value of these instruments is estimated using current market prices for dealer or investor commitments relative to our existing positions.

  Our hedging program contains an element of risk because the counterparties to our mortgage and treasury securities transactions may be unable to meet their obligations. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the contract and the current market price. We minimize our credit risk exposure by limiting the counterparties to well-capitalized banks and securities dealers who meet established credit and capital guidelines.

Year 2000 Readiness

   Many existing computer programs use only 2 digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond, the Year 2000. We are at risk if any of the information technology systems or non-information technology systems on which we depend to conduct our operations are not Year 2000 ready. Potential areas of exposure include our business-critical computerized applications relating to, among others, loan origination, servicing, hedging, payroll, financing and financial accounting and reporting. In addition, our other non business-critical systems and services may be affected.

   Our Internal Systems. Most, if not all, of our computer hardware and software is less than 2 years old and has been certified as Year 2000 ready. In addition, we have tested all of our hardware and business-function and networking software platforms using commercially available diagnostics programs. Based on our testing, we believe these hardware and software platforms are Year 2000 ready in all material respects. As a result, we believe that our exposure to Year 2000-related hardware and software problems will not be significant. We expect to resolve any further internal Year 2000 readiness issues primarily through normal upgrades of our software or through replacement of existing software, where necessary.

   Costs. The costs of these upgrades or replacements are included in our capital expenditure budget and we do not expect them to be material to our financial position or results of operations. To date, we have not incurred significant expenses to ensure Year 2000 readiness. We estimate our total cost to become Year 2000 ready will not exceed $25,000. This is only an estimate, however, and we cannot assure you that our Year 2000 readiness costs will not exceed this estimate. Recent experience of other companies has shown that actual costs could exceed estimates. In addition, these upgrades and replacements, if necessary, may not be completed on schedule or may not successfully address our Year 2000 readiness issues. However, our actual total costs are subject to certain risks and uncertainties including, among others, the readiness of our service providers, vendors and suppliers, and our financial institutions and significant customers.

   Third Parties. We have confirmed the readiness of our systems in some cases, either as a result of purchasing Year 2000 ready software and hardware or through conducting analyses of our systems. In addition, we are requesting the third party providers, vendors, suppliers, financial institutions and customers that are material to our operations to certify to us in writing that they are Year 2000 ready. We have received responses from the supplier of our main software platform and from several of the financial institutions to which we sell our loans. Based on those responses, we believe that these institutions comply with Year 2000 requirements. We are currently unable to predict whether Year 2000 issues will affect the operations of our customers, suppliers, vendors or the remaining financial institutions. If our service providers, vendors and suppliers or our financial institutions and significant customers are adversely affected by the Year 2000 issue, our operations could face substantial interruptions and our business and financial condition also could be materially adversely affected. These third-party risks include possible interruptions in our ability to fund loans utilizing our warehouse facility, our ability to sell loans to Fannie Mae and other investors, our ability to originate mortgages over the Internet and our hedging system's ability to link to financial data.

   The Internet. In the event that the operational facilities that support our Web site are not Year 2000 ready, our Web site may become unavailable. For instance, we depend on the integrity and stability of the Internet to provide demand for our Internet-generated loan services. We also depend on the Year 2000 readiness of third parties' computer systems. The infrastructure required to support our operations includes a network of computers and telecommunications systems over which we have little if any control and which are operated by numerous unrelated entities and individuals, none of which individually can control or manage the potential Year 2000 issues that may impact the entire infrastructure as a whole. A significant disruption in third parties' ability to access the Internet could have an adverse effect on demand for our Internet-generated loan services and would have a material adverse effect on us.

   Contingency Plans. Although we are currently assessing potential contingency plans, we have not developed any worst-case scenario contingency plans to deal with possible interruptions that may occur as a result of the Year 2000. In addition, we have not yet developed a contingency plan to address the worst-case scenario that might occur if (1) our systems fail to be Year 2000 ready,
(2) the systems used by third parties on which we rely fail to be Year 2000 ready or (3) Year 2000 issues make the Internet or our Web site unavailable. In the event that the Internet or our Web site becomes unavailable, we believe our dependence on the widespread and unrelated entities that maintain the Internet's infrastructure makes it impossible for us to develop or implement an adequate contingency plan. Moreover, if our present efforts to address the Year 2000 readiness issues are not successful, or if third parties on which we depend do not successfully address these issues, our business, operating results and financial position could be materially adversely affected.

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivatives be carried on the balance sheet at fair value and that changes in the fair value of derivatives be recognized in income when they occur, unless the derivatives qualify as hedges in accordance with the standard. If a derivative qualifies as a hedge, a company can elect to use hedge accounting. The type of accounting to be applied varies depending upon whether the nature of the exposure that is being hedged is classified as one of three hedged risks defined in the statement: change in fair value, change in cash flows and change in foreign-currency. This statement's implementation has been delayed to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and cannot be applied retroactively. We have not yet determined the impact SFAS No. 133 will have on our financial position or results of operations after we adopt this statement.

   In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." Statement of Financial Accounting Standards No. 134 is effective for the first fiscal quarter beginning after December 15, 1998. We believe that the adoption of SFAS No. 134 will not have a material impact on us or our results of operations.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use" ("SOP 98-1"), which will become effective for financial statements for calendar year 1999, with early adoption encouraged. SOP 98-1 requires the capitalization of eligible costs of specified activities related to computer software developed or obtained for internal use. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

                                    BUSINESS

Introduction

   American Home Mortgage is a leading independent retail mortgage banking company that began operations in 1988. We focus on expanding our business of originating residential mortgage loans by increasing our Internet presence and through other more traditional channels. We sell the loans we originate and the related servicing rights to institutional buyers, rather than hold the loans for investment. In 1998, we originated approximately $1.2 billion in loans largely through our network of retail branches in the New York metropolitan area and 5 other eastern states. We primarily lend to home buyers rather than to home owners seeking to refinance their mortgage loans. In 1998, approximately 64.7% of our mortgage loans were made to home buyers. For the first six months of 1999, that percentage was 61.4%.

   In January 1999, we began to market our mortgage products over the Internet. We offer our mortgage products online through arrangements with a number of popular Web sites and through our MortgageSelect.com Web site. Our recent Internet activity includes:

  . receiving applications over the Internet for approximately $39.5 million in loans, representing 24.8% of our total application volume for the month of July 1999;

  . entering into an exclusive arrangement with RealEstateVillage.com and a preferred sponsor relationship with Homefair.com in July 1999, and expanding our current total number of Web site relationships to 20, of which 15 are accepting applications;

  . expanding to 65 the number of Web sites that hyperlink potential loan applicants directly to our MortgageSelect.com Web site;

  .  receiving applications through our relationship with Microsoft's
     HomeAdvisor;

  .  commencing operations at our second Internet call center; and

  .  releasing a new version of our MortgageSelect.com Web site.

   Our planned Internet growth initiatives through 1999 include:

  . forming exclusive and participating relationships with additional Web sites;

  .  opening our third Internet call center;

  . qualifying to offer mortgage loans through the Internet in the remaining 15 states in which we are not yet qualified;

  . launching further enhancements to our Web site to allow an applicant to apply, lock in a rate and receive a commitment all during one continuous online session; and

  . commencing an advertising campaign, initially in selected markets, to increase awareness of, and direct customers to, our MortgageSelect.com Web site.

   In addition to our Internet growth initiatives, we have expanded our traditional mortgage product distribution channels. Specifically, since the beginning of 1998:

  . we opened 8 new community loan offices and hired 51 loan originators, bringing our total number of community loan offices and loan originators to 16 and 122, respectively;

  . we formed 3 joint ventures with realtors and builders to serve the mortgage needs of their customers;

  . we doubled the number of companies participating in our Corporate Affinity Program from 10 to 20; and

  . we were selected by developers as the exclusive, onsite lender for new residential developments with a potential for mortgage loan originations in excess of $300 million.

   We intend to continue these initiatives and to further expand from our traditional geographic base by opening new community loan offices in the eastern United States and possibly other areas. We also intend to selectively consider strategic acquisitions of related businesses.

   Our retail business focuses on offering a broad range of residential mortgage products primarily to high credit quality borrowers. Typically, we sell our mortgage loans on a limited recourse basis to institutional buyers within approximately 30 days of their origination, which limits our exposure to interest rate fluctuations and credit risks. In addition, we generally sell the servicing rights on loans we originate. This allows us to avoid the administrative and collection expenses of managing and servicing a loan portfolio and the risk of loss of anticipated future servicing revenue due to mortgage prepayments in a declining interest rate environment.

   Our revenues and net income increased from approximately $5.8 million and $338,000 in 1995 to approximately $20.2 million and $4.9 million in 1998, respectively. For the first 6 months of 1999, our revenues and net income were approximately $12.2 million and $2.5 million, respectively. Substantially all of our revenues are derived from the profits generated by:

  .  selling our residential mortgage loans;

  . discounts and fees charged to borrowers such as application, underwriting, commitment and loan processing fees; and

  .  the interest spread during the period we hold mortgage loans for sale.

Industry Overview

   The mortgage banking industry is the largest consumer debt-related sector in the United States. In 1998, mortgage loan origination volume in the United States reached a record high of $1.5 trillion, compared to $834 billion in 1997 according to the Mortgage Bankers Association of America (MBA). The MBA also reports that mortgage bankers are the leading group of residential mortgage lenders, originating approximately 60%, or $880 billion, in mortgage loans in 1998. The MBA estimates that $1.2 trillion in mortgages will be originated in 1999.

   The mortgage banking industry involves primarily two businesses: origination and servicing. Origination is the process of taking a loan application, gathering the relevant credit and other information on the borrower, and obtaining funds. Servicing a loan occurs after the loan has been made and involves the collection of principal and interest, as well as handling prepayments and foreclosures.

   Mortgage lending traditionally takes place through the manual exchange of information from the time of application to the underwriting phase. This traditional means of lending is cumbersome and inefficient. Many mortgage bankers do not have the technology to automate this system in order to achieve greater efficiency. We believe that Internet mortgage lending is the solution to these inefficiencies. Forrester Research estimates that approximately $91.2 billion, or 9.6%, of all mortgage loans will be originated online by the year 2003 compared to $18.7 billion or less than 1.5% in 1999. We have established our own Internet site, MortgageSelect.com, which we expect will account for a significant portion of our total originations in 1999.

   Furthermore, the retail origination market of the mortgage banking industry is highly fragmented. According to a report by Wholesale Access, a research and publishing firm in Columbia, Maryland, there were approximately 36,000 independent mortgage brokerage firms at year-end 1998. In terms of volume originated by individual firms, the report stated that the average brokerage firm originated $33 million in mortgage loans. We believe this industry environment will aid us in implementing our growth strategy of selectively acquiring other mortgage lenders who share our business philosophy.

Growth Objectives

   The value of our loan originations grew from $341 million in 1995 to $1.2 billion in 1998 and from $520.2 million for the first 6 months of 1998 to $612.3 million for the first 6 months of 1999, primarily through an increase in the number of our community loan offices and loan originators. Our growth strategy is to continue to increase our loan origination volume by becoming a leader in Internet mortgage originations, by expanding our traditional, non-Internet businesses and by pursuing selective strategic acquisitions of mortgage bankers and other mortgage-banking related companies.

  . Enhance and Expand Our Internet Business. We believe the Internet will be an increasingly important medium to provide mortgage products and services. We intend to increase our Internet mortgage origination volume by expanding our business into the remaining 15 states in which we are not yet qualified and by establishing relationships with additional Web sites so as to increase the number of sources that refer customers to us. With part of the proceeds of this offering, we intend to start an intensive marketing campaign in selected markets to promote our own MortgageSelect.com Web site and create name recognition. Please see the "Use of Proceeds" section in this prospectus. Finally, to maximize the return on our Web site investment, we intend to enter into contracts to provide private label Internet origination services to thrifts and smaller banks.

  . Expand Our Traditional Business into New Regions. We intend to extend our business model and expand our traditional lending activities into new geographic regions. In the first 6 months of 1999, we opened new community loan offices in suburban Philadelphia and Maryland. We intend to open 4 additional offices over the next 12 months in the eastern United States and possibly other areas. In connection with our geographic expansion, we plan to advertise in related local and regional print media to create name recognition and create awareness of our products and services.

  . Increase the Market Share of Our Existing Community Loan Offices. We hope to further penetrate our existing markets by hiring additional loan originators and production personnel. We are also using new ways to market mortgage loans, including joint ventures with realtors and builders and corporate affinity lending.

  . Expand Through Selective Strategic Acquisitions. At various times, we expect to consider acquiring mortgage lenders that share our business philosophy regarding progressive marketing, innovative use of technology and sound underwriting. In order to increase core sales, we may also consider acquiring other mortgage banking related companies to enhance our product and service offerings. In evaluating acquisition candidates, we will consider factors such as the accretive impact of the acquisition on our earnings, our ability to support and retain production personnel and our ability to enhance and expand the acquired franchise. We believe our broad and competitive product line and the technical and other back-up support we offer make us an attractive partner for potential acquisition candidates.

Operating Strategy

   In operating our business, we focus on the following elements:

  . Lending to Home Buyers. We focus on making loans to home buyers rather than to home owners seeking to refinance their mortgages. We believe this makes our business less susceptible to interest rate increases because in a rising interest rate environment home purchase volume tends to be more stable than mortgage refinancing volume, which tends to decrease dramatically in response to rising interest rates. In 1998, 64.7% of the mortgage loans we originated were made to home buyers, compared to 35.3% which were made to owners seeking refinancing. For the first six months of 1999, those percentages were 61.4% and 38.6%, respectively. In the latter part of 1998, we received a relatively large number of mortgage refinancing applications as a result of the low interest rate environment at that time. Most of those applications closed in the first quarter of 1999, with some carry-over into the second quarter of 1999. Loans made to home buyers as a percentage of our total loan origination volume increased to 68.4% in the second quarter of 1999 from 53.2% in the first quarter of 1999.

  . Maximizing Marketing Efficiency by Offering Broad Product Line. We believe we have one of the broadest and best-priced product offerings in the industry. Offering a variety of well-priced loan products enables us to best serve the largest number of mortgage customers, each of whom may find different loan characteristics desirable. For a list of our products, please see the "Business--Our Mortgage Products" section of this prospectus.

  . Using Technology to Maximize Efficiency. In a continuous effort to increase efficiency, we have dedicated ourselves to maintaining state-of-the-art information systems. In 1998, we installed an "enterprise" computer system. This system controls most aspects of our operations, from the processing of a loan application through the closing of the loan and our sale of the loan to institutional investors. The system also performs checks and balances on many aspects of our operations, and it supports our marketing efforts. We believe this integrated approach reduces our marginal origination cost per loan. We intend to continually look for new ways to improve efficiencies through automation.

  . Maintaining a Technologically Advanced Web site. In June 1999, we introduced a new, technologically advanced version of our MortgageSelect.com Web site that was designed to provide customers with 24-hour access to our interest rates and product terms and the ability to lock in an interest rate, to file a pre-approval request or application, to check the status of their pending application and to obtain their credit report. Our Web site also provides mortgage customers with an array of "tools" that assist them in determining how much financing they can afford, what kind of mortgage best suits their needs and otherwise provides answers to frequently asked questions. Later in 1999, we intend to introduce a number of enhancements to our Web site that will enable our customers, in one continuous online session, to apply for a loan, receive a loan commitment if approved and lock in an interest rate.

  . Underwriting Loans to the Standards of Investors who Buy our Loans. Our underwriting process is designed to ensure that each loan we originate can be sold to a third-party investor by conforming the loan to the underwriting and credit standards of that investor. Whenever possible, we use "artificial intelligence" underwriting systems, including Fannie Mae's Desktop Underwriter(R), to ensure consistency with our investors' predetermined standards. These systems interface with our "enterprise" computer system. In addition, we have a series of internal and external quality control procedures in place to ensure compliance with our underwriting standards.

  . Cross Selling and One-Stop Shopping. We have begun offering title insurance, abstract services and home equity lines of credit to our mortgage customers. We believe we can enhance the revenues we earn through the cross-selling of these and other products and services, and leverage our origination network without significant additional capital investments.

  . Maintaining a Sales-Oriented Culture. Our loan originators are primarily compensated through sales commissions, which encourages them to be responsive to our customers. In addition, we foster a consultative sales strategy that emphasizes proactive and frequent customer assistance. Our loan originators actively guide customers through the loan application process, not merely providing information requested by the customer, but keeping customers informed about rate changes and market conditions.

Business Divisions and Markets

   Our business is organized into the following 3 divisions, each of which focuses on a distinct market segment: our Internet division, our retail division and our wholesale division.

 Our Internet Division

   We created our Internet division in January 1999. During that month, we received 13 loan applications with a total principal amount of $2.5 million. Our Internet division has been expanding rapidly. In July 1999, we received 225 Internet loan applications with a total principal amount of approximately $39.5 million, more than a ten-fold increase from January 1999, and constituting 24.8% of our mortgage loan applications in July. Forrester Research estimates that approximately $91.2 billion, or 9.6%, of all mortgage loans will be originated online by the year 2003, compared to $18.7 billion, or less than 1.5%, in 1998. In addition, Killen & Associates predicts online mortgage originations will account for approximately 30% of total mortgage originations by 2005. Our goal is to become one of the nation's leading Internet mortgage originators.

   Internet Industry Overview. The Internet has become a substantial medium for both communication and electronic commerce. International Data Corporation, or IDC, estimates the number of Internet users worldwide will increase from 115 million in 1998 to approximately 400 million in 2002. In addition, IDC expects that the number of U.S. households using the Internet for online banking will grow from less than 6.6 million in 1998 to more than 32 million in 2003, showing the growth in reliance on the Internet for financial services. Consumers have become proficient in using the Internet for finding, evaluating and purchasing a wide variety of products and services.

   Because of its flexibility, the Internet provides companies with additional ways to reach consumers with the most current information about their products and services. This information can be updated instantaneously to provide new features and presentations, or to adjust prices and terms according to market changes. In addition, the Internet provides a cost-efficient means of conducting a document-intensive business such as mortgage banking. Consumers can apply online, have access to their file, update information instantly, and check the status of their loans 24 hours a day, seven days a week.

   Our Web Site Relationships. To market and sell loans on the Internet, we work with many of the leading Web sites in our industry, including Microsoft HomeAdvisor, E-Loan, GetSmart, LendingTree and Consumer Financial Network. We believe a large number of Internet mortgage shoppers will be introduced to lenders on these and other future Web sites. We believe our inclusion in these Web sites gives us a strategic advantage because they are developing their business processes and software in conjunction with their existing participating lenders and, in some cases, limiting access by additional lenders.

   In July 1999, we entered into an exclusive arrangement with Real Estate Village, an online community of realtors. We will be featured as the exclusive mortgage lender on RealEstateVillage.com. In July 1999, we also established a preferred sponsor relationship with Homefair.com, an online provider of interactive tools to aid consumers in buying and selling a home.

   The following table contains descriptions of our current Web site relationships. Except as otherwise noted, we are or will be a participating retail lender on each of these Web sites.

                                                                          Start
 Company                                   Description                    Date*
 -------                                   -----------                    -----
 Microsoft HomeAdvisor.. HomeAdvisor.com is part of the Microsoft          5/99
                         Network of Internet products and services.
                         HomeAdvisor is an online service providing
                         home lists and home financial services.
 E-Loan................. E-Loan.com is a leading online mortgage           9/99
                         company. We are a purchaser of closed loans.
 Real Estate Village.... RealEstateVillage.com is an online community     10/99
                         of realtors. We will be the exclusive lender
                         on this site.
 WebSuite.com Inc....... WebSuite.com designs, develops and supports      11/99
                         Web sites for companies and individuals in the
                         real estate industry. We will be the exclusive
                         mortgage lender on realtor and broker sites it
                         develops.
 Homefair.com........... Homefair.com is an online provider of             9/99
                         interactive tools to aid consumers in buying
                         or selling a home or relocating.
 GetSmart............... GetSmart.com is a leading online provider of      1/99
                         financial products and services.
 LendingTree............ LendingTree.com is a leading online loan          2/99
                         marketplace that also offers its products and
                         services through the Priceline.com Web site.

                                                                          Start
 Company                                           Description            Date*
 -------                                           -----------            -----
 Consumer Financial
  Network............................... CFN.com is an e-commerce          3/99
                                         platform for marketing
                                         financial services and
                                         employee benefits over
                                         corporate intranets and the
                                         Internet.
 RealEstate.com......................... RealEstate.com is an online       4/99
                                         provider of comprehensive real
                                         estate services in an online
                                         auction format.
 LoanWeb................................ LoanWeb.com is a provider of      4/99
                                         online financial services
                                         providing borrower leads to
                                         lenders.
 iOwn.com............................... iOwn.com is a leading Internet    8/99
                                         mortgage broker that helps
                                         consumers find both a home and
                                         a low-cost mortgage online. We
                                         accept brokered loan
                                         applications.
 America Mortgage Online................ Amo-Mortgage.com is an online     7/99
                                         retail mortgage loan
                                         marketplace wholly-owned by
                                         Lenders Interactive Online
                                         Network, LIONInc.com, a web
                                         site for mortgage
                                         professionals.
 Bank Rate Monitor...................... Bankrate.com is an online         8/99
                                         publication that provides the
                                         consumer with objective
                                         financial data, research and
                                         editorial information.
 First Entertainment Services........... FirstEntertainment.com is an     11/99
                                         online provider of general
                                         information services. We will
                                         be the exclusive lender on the
                                         mortgage finance section of
                                         this site.
 Real Estate Information Services Inc... Real Estate Information          11/99
                                         Services Inc. maintains
                                         several Web sites providing
                                         foreclosure listings to
                                         subscribers interested in
                                         purchasing such properties. We
                                         will be the exclusive mortgage
                                         lender on these sites.
 The Mortgage Rate Directory............ InterestRatesOnline.com allows    8/99
                                         consumers to view interest
                                         rates and locate lenders and
                                         appraisers in 50 states.
 HSH Associates......................... HSH.com is a publisher of         6/99
                                         consumer loan information,
                                         lender web sites and financial
                                         tools.
 Long Island Board of Realtors/Multiple
  Listings Service of Long Island....... MLSLIRealtor.com is an online     8/99
                                         source for Long Island, New
                                         York, real estate information
                                         and loan products.
 Genesis2000............................ Genesis2000 is a leading         12/99
                                         provider of mortgage
                                         automation software for over
                                         6,400 broker companies with
                                         more than 30,000 users
                                         nationwide. We will be a
                                         charter wholesale lender on
                                         the Genesis2000 ePass network,
                                         an online e-commerce channel
                                         for 30,000 national brokers to
                                         submit loans to lenders.

----------------
* Refers to actual or anticipated online commencement date.

   Mortgage shoppers who visit a Web site are prompted by the site's software to provide information about their loan needs and preferences and about their income and financial condition. The site's software then compares the information given by the potential customer with a database of the terms of the loans of lenders participating on the site. The software selects those loans for which the customer qualifies that satisfy the potential customer's loan needs. The site's software then introduces the potential customer to one of the lenders that participates on the site. The way in which the customer is introduced varies from site to site, but when customers are connected to us they are introduced on an exclusive or semi-exclusive basis.

   Once a customer is introduced to us, we communicate with that customer online or through one of our Internet call centers. Our call centers employ representatives who are trained to work with customers in a consultative manner. Our consultative sales approach stresses proactive and frequent contact with customers. For example, our representatives provide customers with written analysis, comparing the costs of different loan products, showing closing costs and amortization schedules. The representatives are trained to call customers frequently, to provide them with updated information about interest rates and to answer frequently-asked questions. The objective of our call center representatives is to build a relationship with potential customers, and gain the confidence and business of those customers.

   Our MortgageSelect.com Web Site. In June 1999, we released a new, technologically advanced version of our Web site. It provides our customers with 24-hour access to a variety of products and services. In addition to providing information about interest rates and product terms, our Web site allows customers to perform a number of functions such as locking in an interest rate, filing a pre-approval request or application, checking the status of their pending applications and obtaining their credit report. Later this year, we intend to further expand the functionality of our Web site by enabling our customers, in one continuous session, to apply for a loan, receive a commitment for that loan if approved and lock in their interest rates. Currently, we primarily use our Web site to help us gain the business of mortgage shoppers that have been referred to us by our Web site relationships. As we increase the functionality of our Web site, we will seek to use and market it in new ways. Initially, we will use our Web site to market loans directly to Internet mortgage shoppers. We intend to commence an advertising campaign, initially directed at selected markets, that will aim to increase mortgage shoppers' awareness of our Web site and establish name recognition for MortgageSelect.com. In the longer term, we intend to enter into contracts to provide private label Internet origination services to thrifts and smaller banks.

   Our Internet Growth Strategy. The goal of our Internet marketing efforts is to both expand our Internet reach and enhance our ability to originate mortgages over the Internet. To continue the growth of our Internet division, we must first increase our call center capacity to be able to service all the referrals we receive from the popular Web sites. Continued growth depends on our ability to increase the number of referrals from those and other Web sites. We intend to complement our growth from increased Web site referrals with growth from marketing our own Web site and from providing, on a contract basis, Internet origination services to local and regional thrifts and smaller banks. We intend to use part of the proceeds of this offering to fund the increase of our Internet capacity and capabilities. Please see the "Use of Proceeds" section of this prospectus.

   Our Internet growth strategy focuses on the following elements:

  . Increasing Our Call Center Capabilities. We recently opened our second Internet call center, and are planning a third center. We believe we can rapidly increase our call center capacity by transferring experienced managers and personnel from our traditional origination channels to our Internet division. We believe we can maximize the number of inquiries that we convert into loans by limiting the number of sales representatives in any one call center to 28 persons. Our experience is that having a number of smaller call centers allows us to best manage and motivate our sales representatives and create an atmosphere that is most conducive to our consultative sales approach. To enable several smaller call centers to work together efficiently, we are installing "virtual" software so that a representative in any one call center can service a mortgage shopper regardless of the source that referred that shopper.

  . Expanding Our Territorial Presence. We are currently licensed to conduct our business in 35 states and the District of Columbia. We are in the process of meeting the licensing or qualification requirements of, and otherwise expanding our Internet business to, all 50 states so that we can accept mortgage applications over the Internet without limitation.

  . Establishing a Presence on Additional Web Sites. We employ a dedicated e-commerce staff that seeks to establish new relationships with both national and regional Web sites. Our e-commerce staff is headed by a person with extensive experience in negotiating with popular Web sites on behalf of lenders. We believe our e-commerce staff has been successful in achieving our inclusion in many of the popular Web sites and will continue to expand our Internet presence.

  . Continuing to Market Our Own Web Site. In June 1999, we released a new, technologically advanced version of our Web site. The main criteria in designing our Web site are functionality and user-friendliness. We are continuously looking for ways to expand the functions customers can perform online and reduce the time it takes from initial application to loan approval and commitment. We also seek to maintain user-friendliness, through live interaction with loan originators and immediate telephone assistance from a loan originator. We intend to commence an advertising campaign, initially directed at selected markets, that will aim to increase mortgage shoppers' awareness of our Web site and establish name recognition for MortgageSelect.com.

  . Providing Contract Internet Origination Services to Thrifts and Smaller Banks. We have designed our Web site and call center technology so that they can be adapted to support the brand names of other lenders. We intend to offer, on a private label basis, our Internet capabilities and call center technology to thrifts and smaller banks, effectively becoming the Internet mortgage presence of those institutions so that they can offer their loans through our Web site. We believe this approach will assist us in defraying the cost of the development of our Web site and call center technology over a greater number of loans.

   We believe we have a number of strategic advantages that will enable us to effectively compete on the Internet, including:

  . Our Call Center Culture. Our call centers have a sales culture. Our loan originators use a consultative sales approach that includes frequent and repeated customer contacts and follow ups. They do not merely provide information requested by a customer, but actively assist and guide a client through the loan application process, furnish written presentations, pre-approvals and updates on rates and market conditions and otherwise ensure that a customer's questions are being answered. We compensate our loan originators primarily on a commission basis to encourage their responsiveness to customers. We believe our sales culture sets us apart from many of our competitors and is an important reason for our success in originating loans over the Internet.

  . Our Competitive Adjustable Rate Mortgage Terms. We believe we are able to offer better terms for adjustable rate mortgages than many of the large lenders that constitute most of our competition on the popular Web sites. The reason is that we typically sell the adjustable rate loans we originate to thrifts while these large lenders often securitize their adjustable rate originations. Securitizers tend to require a higher yield for their loans than entities like thrifts that hold their loans for investment. As a result, thrifts can profitably purchase and hold adjustable rate mortgage loans with lower rates than securitizers, and have historically done so. Consequently, we are typically able to offer better terms than those large lenders that are the majority of our competitors on the popular Web sites. Many of the mortgage brokers and mortgage bankers that traditionally compete with us for adjustable rate borrowers do not participate on the popular Web sites because they do not have the requisite financial resources and information technology.

  . Our Ability to Sell Servicing Rights to the Highest Bidder. We are able to offer competitive rates for fixed rate mortgages because we can direct the sale of servicing rights for a particular type of loan to the servicing rights buyer that places the highest value on that type of loan. For example, we may sell the servicing rights to a $100,000 loan in Florida to one buyer, while we sell the servicing rights to a $150,000 loan in Florida to another buyer and the servicing rights to a similar loan in New Jersey to yet another buyer. In each case, we identify and execute a sale to a servicing buyer whose servicing model places the highest value on the type of servicing to be sold. This selling strategy is the reason we are able to offer competitive terms in the fixed rate mortgage market.

  . Our Advanced Internet Technology. Our Internet technology is user-friendly and designed to facilitate interaction with the client. Our loan originators will soon be able to "share" the computer screen with a customer and see how a customer is completing an application while the customer is doing so, allowing them to assist a customer in a more meaningful manner. In addition, our technology will enable us to give a customer a commitment letter for certain loans in "real-time." This means that in one continuous online session, a customer's application could be submitted to Fannie Mae's Desktop Underwriter(R) and, if approved, a commitment letter with a set interest rate and other terms would be returned to the customer.

 Our Retail Division

   Our retail division is the core of our traditional business. In 1998 and the first 6 months of 1999, approximately 81.0% and 83.2% of the mortgage loans we originated were made through our retail division. This division consists of 16 offices, including our New York City headquarters. Our retail division has 6 origination channels:

  .  community loan offices;

  .  direct-to-consumer advertising;

  .  realtor and builder joint ventures;

  .  our Corporate Affinity Program;

  .  telemarketing; and

  .  our Real Estate Direct Program.

   Community Loan Offices. Our community loan offices serve the regions in which they operate, and obtain business by developing and nurturing a referral network of realtors, real estate attorneys, builders and accountants. Many of our loan originators are highly experienced and, therefore, can provide an accurate analysis of a potential borrower's options and needs. They also facilitate the efficient processing and closing of a borrower's loan. Other reasons customers are referred to our loan originators include our broad and competitive product line and our high level of customer service, including pre-approval commitments based on Fannie Mae's Desktop Underwriter(R) and flexible rate lock-in and extension policies, a willingness to hold escrows and other accommodations that help a borrower and facilitate a real estate transaction. Our community loan offices provide special services to builders, including issuing commitments to lend to buyers in their projects. We have been selected by several leading builders as their onsite resource for mortgage financing. For example, we were recently selected to be the sole on-site lender for a 90-story condominium project in New York City.

   We intend to further expand our community loan office originations by opening offices in new geographic regions, recruiting experienced loan originators for those offices and hiring additional loan originators in the markets we currently serve. In order to attract and retain experienced loan originators, we offer a high level of support that includes a broad product range, technical help desk support, flexible extension policies, expenditures on trade shows, educational seminars and other marketing initiatives and promotional materials. We believe our experience in implementing this strategy in our current markets will enable us to expand into additional states and increase our market presence in our home region. In the past 6 months, we have opened community loan offices in suburban Philadelphia and Maryland. Over the next 12 months, we expect to open at least 4 additional community loan offices in the eastern United States and possibly other areas.

   Direct to Consumer Advertising. We advertise our products in selected local and regional print media. Customer calls generated by advertising are handled by our more experienced loan originators who use our consultative sales approach. We believe an important part of our success is attributable to the way our loan originators interact with potential customers.

   We intend to expand our direct to consumer business by increasing the number of publications in which we advertise, including adding publications in regions into which we expand. As we open additional local offices and expand into new states, we will seek to build name recognition by advertising in the regional and local print media. We often start an advertising campaign in the regional press before, or in conjunction with, the opening of a new community loan office. In selecting publications, we aim to strike an efficient balance between the cost of a particular media and the number of leads it generates. We believe our broad product line maximizes the efficiency of our advertising budget. The follow-up provided by our loan originators allows us to service a customer in a personal manner and provides us, we believe, with a competitive advantage. We believe this strategy complements our geographic expansion strategy.

   Realtor and Builder Joint Ventures. Since the beginning of 1998, we have established 3 joint ventures with mid-size real estate brokerage firms and builders, who provide the venture with access to potential customers. We and our partners each have a 50% interest in the venture. Our joint venture partners are System One Partners, LLP, a marketing cooperative of many of the leading realtors in Fairfield County, Connecticut, comprising approximately 40 offices, Spectrum Skanska Inc., a leading builder in the New York tri-state area, and Country Living Associates, Inc., a purveyor of high-end properties in Connecticut. Each venture makes loans, retaining the application and processing fees, points and discounts earned in connection with the mortgages it originates. The venture then sells the mortgage loans to us at a premium. We then resell the loans to institutional buyers, earning a profit from those resale efforts. We believe that this distribution channel provides an opportunity to cross sell with local realtors and builders.

   We intend to expand this part of our business by identifying and entering into additional joint ventures, and we expect to establish at least 4 additional joint ventures in the next 18 months. We believe joint ventures of this nature are a fairly new way of doing business. Our flexibility and willingness to tailor an arrangement to a particular venture, rather than adhere to a set of model terms, gives us a competitive advantage when competing with certain larger lenders seeking to enter into a venture with a particular realtor or builder.

   Corporate Affinity Program. Under this program, we make loans to employees of large companies and firms who are members of our Corporate Affinity Program. The employees receive special group discounts, service guarantees and other accommodations. Current Corporate Affinity Program members include Credit Suisse First Boston Corporation, Deutsche Bank AG, Goldman Sachs Inc. and UBS Corporation.

   We intend to identify and sign up additional companies to participate in our program. We believe our affinity loan programs are successful because of our broad product line, our personal approach to dealing with customers and our ability to be flexible to meet a customer's needs.

   Telemarketing. We maintain a staff of loan originators and telemarketers who place calls to persons identified as having high-interest rate loans due to poor past credit history, but who have improved their credit history and would now qualify for lower interest rate mortgages. We intend to expand this part of our business by hiring additional loan originators and telemarketers.

   Real Estate Direct. In 1998, we established our Real Estate Direct Program. The program's goal is to reach customers at the beginning of the home-buying process. Under this program, we place advertisements for a particular home that not only describe the home, but also a package of available mortgage financing terms. A typical advertisement will feature a picture of the home and will describe in the headline the downpayment and monthly charges required to carry that particular home. The advertisement is intended to show how financing terms offered by us make the home readily purchasable. We believe that we benefit by having early access to potential borrowers, many of whom, although they may not buy the particular property advertised, may become our customers. With the experience gained from operating this program in our traditional territory, we believe we can expand this program as part of our overall geographic expansion.

 Our Wholesale Division

   We have established relationships with more than 75 mortgage brokers. Our wholesale division actively solicits referrals of borrowers from this network of independent mortgage brokers. While our strategy focuses primarily on establishing direct access to borrowers, our mortgage broker channel is an important source of mortgage loans, accounting for 19.0% of the mortgage loans we originated in 1998 and 16.8% in the first 6 months of 1999.

   A mortgage broker deals directly with the borrower and submits the fully processed loan application to us for an underwriting determination. We apply our usual underwriting standards to each wholesale-originated mortgage, issue a written commitment and, upon satisfaction of all lending conditions, close the mortgage. We offer mortgage brokers direct access to Fannie Mae's Desktop Underwriter(R), which enables them to give their clients immediate approvals. We believe this gives us an advantage over lenders who do not provide that service. Other reasons we believe we are able to attract mortgage broker business include our broad and competitive product line, our ability to provide approval within 24 to 48 hours of receipt of a file, our flexible lock-in and extension policies, our personalized service, our knowledgeable and experienced wholesale loan originators and our support of mortgage broker industry events, such as trade shows and educational seminars.

   We conduct due diligence on mortgage brokers with whom we consider doing business. Our diligence includes verifying their financial statements and running credit checks of principals, checking business references provided by the brokers and verifying with the applicable regulators that a broker is in good standing. Once approved, we require that a mortgage broker sign an agreement that governs the mechanics of doing business with us and that sets forth the representations and warranties the broker makes regarding each loan submitted to us.

   Through our wholesale division, we can increase our loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations because brokers conduct their own marketing and employ their own personnel to attract customers, assist the borrower in completing the loan application and maintain contact with borrowers.

Our Mortgage Products

   We offer a broad and competitive range of mortgage products that aim to meet the mortgage needs of all borrowers. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans, construction loans and bridge loans. Our experience and expertise in numerous types of mortgages give us the ability to provide our full product line through each of our 3 divisions.

   Our extensive network of loan buyers allows us to identify specific loan features, to identify a loan buyer who will purchase loans with those specific features and to select a buyer who will accept the lowest yield for loans with those features. As a result, we are able to offer a wide range of products that are well priced and that have many different features to suit a customer's needs.

   The following table summarizes information with respect to the most important categories of mortgage loans we originate.

                       MORTGAGE LOAN ORIGINATION SUMMARY

                                                                           % of Total
Mortgage Type                Number of Loans        Dollar Volume         Dollar Volume
-------------             --------------------- --------------------- ---------------------
                          Year Ended Six Months Year Ended Six Months Year Ended Six Months
                           December  Ended June  December  Ended June  December  Ended June
                           31, 1998   30, 1999   31, 1998   30, 1999   31, 1998   30, 1999
                          ---------- ---------- ---------- ---------- ---------- ----------
                                                    (in millions)
Fannie Mae Eligible
 Fixed..................    3,560      1,928     $  539.6   $ 287.7      46.6%      47.0%
Jumbo Fixed.............      506        244        171.5      92.5      14.8       15.1
Adjustable Rate (ARMs)..      519        230        177.5     102.5      15.3       16.7
FHA/VA..................    1,084        487        143.0      70.9      12.4       11.6
Alternate "A" Loans.....      539        114         82.1      23.3       7.1        3.8
Non-Prime Loans.........      240        243         25.8      26.1       2.2        4.3
Home Equity/Second......      177        147          9.0       7.1       0.8        1.2
Construction Loans......       20          4          8.4       2.2       0.7        0.4
Bridge Loans............        9        --           0.6       --        0.1        --
                            -----      -----     --------   -------     -----      -----
  TOTAL.................    6,654      3,397     $1,157.5   $ 612.3     100.0%     100.0%

  . Conforming and Government-Insured Fixed Rate Loans. These mortgage loans conform to the underwriting standards established by Fannie Mae or the Federal Home Loan Mortgage Corporation (commonly referred to as Freddie
     Mac). This product is limited to high quality borrowers with good credit records and involves adequate down payments or mortgage insurance. These loans may qualify for insurance from the Federal Housing Authority (FHA) or guarantees from the Veterans Administration (VA). We have been designated by the U.S. Department of Housing and Urban Development (HUD) as a direct endorser of loans insured by the FHA and as an automatic endorser of loans partially guaranteed by the VA, allowing us to offer so-called FHA or VA mortgages to qualified borrowers. FHA and VA mortgages must be underwritten within specific governmental guidelines, which include borrower income verification, asset verification, borrower credit worthiness, property value and property condition.

  . Jumbo Loans. Jumbo loans are considered non-conforming mortgage loans because they have a principal loan amount in excess of the loan limits set by Fannie Mae and Freddie Mac (currently, $240,000 for single-family, one-unit mortgage loans in the continental United States). We offer jumbo loans with creative financing features, such as the pledging of security portfolios. Our jumbo loan program is geared to the more financially sophisticated borrower.

  . Adjustable Rate Mortgages (ARM). The ARM's defining feature is a variable interest rate which fluctuates over the life of the loan, usually 30 years. Interest rate fluctuations are based on an index that is related to Treasury bill rates, regional or national average cost of funds of savings and loan associations, or another widely published rate such as LIBOR. The period between the rate changes is called an adjustment period and may change every 6 months, one year, 3 years, 5 years or 10 years. Some of our ARMs may include payment caps, which limit the interest rate increase for each adjustment period.

  . Alternate "A" Loans. From a credit risk standpoint, alternate "A" loan borrowers present a risk profile comparable to that of conforming loan borrowers, but entail special underwriting considerations, such as a higher loan to value ratio or limited income verification.

  . Non-Prime Mortgage Loans. The non-prime mortgage loan focuses on customers whose borrowing needs are not served by traditional financial institutions. Borrowers of non-prime mortgage loans may have impaired or limited credit profiles, high levels of debt service to income, or other factors that disqualify them for conforming loans. By originating mortgage loans to borrowers with higher credit risk, we are able to charge higher interest rates than would be charged for our conventional loans. Offering this category of mortgage loans on a limited basis allows us to provide loan products to borrowers with a variety of differing credit profiles.

  . Home Equity and Second Mortgage Loans. These loans are generally secured by second liens on the related property. Home equity mortgage loans can take the form of a home equity line of credit, which generally bears an adjustable interest rate, while second mortgage loans are closed-end loans with fixed interest rates. Both types of loans are designed for borrowers with high credit profiles. Home equity lines generally provide for a 5- or 15-year draw period where the borrower withdraws needed cash and pays interest only, followed by a 10- to 20-year repayment period. Second mortgage loans are fixed in amount at the time of origination and typically amortize over 15 to 30 years with a balloon payment due after 15 years.

  . Construction Loans. We offer a variety of construction loans for owner-occupied single-family residences. These loans are available on a rollover basis, meaning that the borrower can secure funding for the land purchase and construction of the home, then roll the financing over into a permanent mortgage loan. During the construction period, interest-only payments are made. Withdrawals during the construction period, to cover the costs associated with each stage of completion, are usually made in 5 to 10 disbursements.

  . Bridge Loans. The bridge loans that we make are short-term loans and may be used in conjunction with our other loan products. Bridge loans provide a means for a borrower to obtain cash based on the equity of a current home that is on the market but not yet sold and to use that cash to purchase a new home.

Loan Funding and Borrowing Arrangements

   We draw against our warehouse facility with First Union to originate mortgage loans. We expect to replace this facility with a $60 million line of credit that will be agented by First Union. In addition to the First Union warehouse facility, we have 4 uncommitted purchase and sale agreements under which we sell the loans we have originated to institutions on an interim basis. The combined capacity available under our purchase and sale agreements is $168 million. For a more detailed description of these arrangements, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" section of this prospectus.

Sale of Loans and Servicing Rights

   Our business strategy is to sell the loans we make, typically within 30 days of origination, rather than hold them for investment. We sell our loans to Fannie Mae, large national banks, thrifts and smaller banks, securities dealers, real estate investment trusts and other institutional loan buyers. We also swap loans with Fannie Mae for mortgage-backed securities, which we then sell. We do not currently securitize our loans, although we may decide to do so in the future if market conditions or other considerations justify doing so. In most instances, we sell the servicing rights to our loans at the same time that we sell those loans. When we swap loans for mortgage-backed securities, at the time of completing the swap, we sell the servicing rights to the loans to an independent loan servicer.

   Typically, we sell or swap the loans with limited recourse to us. This means that, with some exceptions, we reduce our exposure to default risk at the time we sell the loan, except that we may be required to repurchase the loan if we breach the representations or warranties we make in connection with the sale of the loan, in the event of an early payment default, or if the loan does not comply with the underwriting standards and other requirements of the ultimate investor.

   We sell or swap the loans under agreements to the buyers and institutions described above, many of whom compete directly with us for mortgage originations. The agreements generally do not have a limit as to the principal amount of loans that we may sell, and establish an ongoing sale program under which these investors and institutions stand ready to buy so long as the loans we offer for sale meet their underwriting standards.

   In the first 6 months of 1999, the 3 institutions that bought the most loans from us were Chase Manhattan Mortgage Corporation, Norwest Funding, Inc. and Astoria Federal Savings and Loan Association, which accounted for 38.0%, 32.8% and 7.2% of our total loan sales, respectively. We have brokered or sold loans to Chase Manhattan Mortgage Corporation since 1988, to Prudential Home Mortgage or its successor Norwest Funding, Inc. since 1991, and to Astoria Federal Savings and Loan Association since 1994. We believe we have favorable relationships with our buyers. The loss of any of these institutions as a buyer of our loans, or a significant reduction in the prices those buyers are willing to pay, however, could have a material adverse effect on our business and results of operations.

Loan Underwriting

   Our primary goal in making a decision whether to extend a loan is whether that loan conforms to the expectations and underwriting standards of the institution which buys that type of loan. Whenever possible, we use artificial intelligence underwriting systems to determine whether a particular loan meets those standards and expectations. In those cases where artificial intelligence is not available, we rely on our experienced credit officer staff to make the determination. Our credit officers have an average of 8 years of relevant experience.

   Typically, our buyers focus on a potential borrower's credit history, often as summarized by credit scores, income and stability of income, liquid assets and net worth and the value and the condition of the property to be pledged. We believe our credit officers have the experience and training necessary to evaluate a potential borrower's conformance to our buyers' requirements based on these criteria. Historically, we have not had material credit losses and believe our credit decisions ensure that the loans we originate meet the standards of our loan buyers and minimize the risk of default.

Compliance

   Our compliance efforts are headed by our compliance officer, who is an experienced attorney in the field. The officer is responsible for staying current with the lending laws and regulations in each of the jurisdictions in which we make loans. He is also responsible for assuring that our processes, disclosures and loan products conform to all applicable federal, state and local laws and regulations. We are subject to periodic audits by the regulators in many of the states where we operate. To date, the audits have not found any material violations. In addition, our "enterprise" computer application assists us in complying with government regulations by automatically selecting the requisite loan disclosure documents, calculating permissible fees and charges and assuring that products offered to a particular borrower meet the requirements of that borrower's state. Our legal compliance is reviewed as part of our quality control process, which is performed by an independent contractor with expertise in these matters.

Quality Control

   We have hired an outside firm to perform quality control testing for us. The firm typically samples, on a random basis, 10% of the loans we originate. It checks the accuracy of the borrower's income and assets and the credit report used to make the loan, reviews whether the loan buyer's underwriting standards were properly applied, whether the loan complies with government regulations and, for 1% of the loans we originate, it reappraises the underlying property. The firm issues monthly reports to us, which we use to identify areas that need corrective action or could use improvement. Historically, those reports have not identified material quality control concerns.

Government Regulation

   Our business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities and government sponsored enterprises, including without limitation HUD, FHA, VA, Fannie Mae, Freddie Mac, Ginnie Mae and state regulatory authorities. These rules and regulations impose obligations and restrictions on our loan origination and credit activities, including without limitation the processing, underwriting, making, selling, securitizing and servicing of mortgage loans.

   Our lending activities also are subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder and the Federal Debt Collection Practices Act, as well as other federal statutes and regulations affecting our activities. Our loan origination activities also are subject to the laws and regulations of each of the states in which we conduct our activities.

   These laws, rules, regulations and guidelines limit mortgage loan amounts and the interest rates, finance charges and other fees we may assess, mandate extensive disclosure and notice to our customers, prohibit discrimination, impose qualification and licensing obligations on us, establish eligibility criteria for mortgage loans, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, and prohibit kickbacks and referral fees, among other things. These rules and requirements also impose on us certain reporting and net worth requirements. Failure to comply with these requirements can lead to, among other things, loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

   Although we believe that we have systems and procedures in place to ensure compliance with these requirements and believe that we currently are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations, that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws, rules and regulations or the mortgage loan documents with borrowers will not be interpreted in a different or more restrictive manner. The occurrence of any such event could make compliance substantially more difficult or expensive, restrict our ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other fees and charges earned from mortgage loans that we originate, purchase or service, expose us to claims by borrowers and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and prospects.

   Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of purchasing a home, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this type of governmental action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of mortgage loans we offer.

   A multitude of class action lawsuits have been filed against companies in the mortgage banking industry, which allege, among other things, violations of the terms of the mortgage loan documents and certain laws, rules and regulations (including without limitation consumer protection laws). These lawsuits may result in similar suits being filed against us. In addition, the publicity generated by such lawsuits may result in legislation that affects the manner in which we conduct our business and our relationships with mortgage brokers, correspondents and others. Any of these developments may materially and adversely affect our business, financial condition and prospects.

   We also are performing various mortgage-related operations on the Internet. The Internet, and the laws, rules and regulations related to it, are new and still evolving. As such, there exist many opportunities for our business operations on the Internet to be challenged or to become subject to legislation, any of which may materially and adversely affect our business, financial condition and prospects.

Information Systems

   In 1998, we installed an enterprise system that supports most of our business functions. The system is a computer application from Data-Link Systems, LLC d.b.a. Fiserv Mortgage Products Division, which our programming staff has modified extensively to meet our specific needs. Our enterprise system functions on a wide area network that connects all of our branches in "real time." With our wide area network, a transaction at any one of our locations is committed centrally and is therefore immediately available to all personnel at all other locations. An important benefit of our enterprise system is that it aids us in controlling our business process. For example, the system assures that our underwriting policies are adhered to, that only loans that are fully approved are disbursed, and that the correct disclosures and loan documents are used based on a borrower's state and loan program. Our enterprise system also provides our management with reports and other key data.

   Our MortgageSelect.com Internet Web site is based on the latest software technology from Microsoft Corporation and resides on high performance Microsoft NT Servers. MortgageSelect.com has developed proprietary call center and Web site software programs that integrate the call center, its contact management system, Fannie Mae's automated underwriting system and the Internet Web site. Our Internet software programs were developed using in-house personnel and outside software consulting companies specializing in Internet mortgage services software.

Competition

   Mortgage banking on the Internet is highly competitive. A large number of mortgage companies currently transact business over the Internet in one form or another. The sophistication of these companies in the Internet channel varies from simple one-page information Web sites to Web sites with extensive on-line content and features. Many of these mortgage companies share a business strategy and capability similar to ours. The competition includes banks such as Chase and Bank of America, as well as mortgage originators such as Prism Financial Corporation, E-Loan and Mortgage.com, all of which are larger and better capitalized than us. In addition, we also compete on the Internet with large, national mortgage companies, such as Countrywide Credit Industries, Inc. and HomeSide Lending, which have greater origination volumes and capitalization than us.

   A large number of mortgage companies also transact business through retail offices and other traditional channels. Our competitors include other mortgage bankers (including those noted above), state and national commercial banks, savings and loan associations (including, for example, Dime Savings Bank of New York, FSB and Home Federal Savings Bank), credit unions, insurance companies and other finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.

   Competition in the mortgage banking industry is based on many factors, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan and interest rates. We believe that our competitive strengths include a broad product offering, a variety of distribution channels, providing prompt, responsive service and flexible underwriting to borrowers as well as independent mortgage brokers. Our underwriters apply our underwriting guidelines but have the flexibility to deviate from such guidelines when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history. This provides the independent mortgage brokers working with us with the ability to offer loan programs to a diversified class of borrowers.

   No single lender or group of lenders has, on a national level, achieved a dominant or even a significant share of the market with respect to loan originations for first mortgages. We believe that our product offerings, competitive pricing, advanced technology and business strategies enable us to compete effectively with these entities.

Training

   We focus on recruiting, developing and motivating talented people from within and outside the consumer finance industry to implement our business strategies. We are committed to our human resources. To enhance their skills, we offer and sometimes require our employees to attend training classes. Through our training programs, we seek to instill in all of our employees our commitment to provide superior customer service and to be responsive to customer needs. New sales persons are required to take training classes to provide them with knowledge of our products and to provide them with extensive training in sales and marketing techniques, including telephone sales techniques and customer relations. Sales persons are also provided with periodic ongoing training to keep their skills and product knowledge up to date.

Employees

   As of June 30, 1999, we had 370 employees, substantially all of whom were employed full-time. Of these employees, 110 were employed at our New York City headquarters, and 260 were employed at our other offices. None of our employees are represented by a union. We consider our relations with our employees to be satisfactory.

Properties

   We do not own any real property, except for our mortgagee's interest in the properties that are the subject of our mortgage loans in the ordinary course of business. The following table sets forth the location, approximate size, annual base rent and lease expiration date of our significant offices.

                                                              Annual    Lease
                                                     Square    Base   Expiration
      Location                                       Footage   Rent      Date
      --------                                       ------- -------- ----------
      New York, NY.................................. 15,436  $355,020  09/13/99
      New York, NY..................................  4,180   175,560  12/17/07
      Plainview, NY.................................  6,188   136,097  08/31/00
      Jericho, NY...................................  8,907   175,156  02/27/01
      Norwalk, CT...................................  4,900   120,048  08/31/04

   Our primary New York City sublease expired on September 13, 1999. We did not renew this lease and are currently negotiating to lease alternative space. We cannot assure you that we will be successful in such negotiations. In any event, however, we were not able to vacate the premises in a timely manner. As a result, from the expiration date of the lease until we vacate the premises, we are required to pay a penalty monthly rent that is two times the amount of the base monthly rent.

   We lease 12 additional offices, with lease expiration dates from 1999 to 2007. With respect to the leases expiring within the next 12 months, we believe we will be able to renew those leases or find alternative facilities on commercially reasonable terms. We expect to lease additional offices in connection with our planned geographic expansion.

Legal Proceedings

   In the ordinary course of our business, we are at times subject to various legal proceedings. We do not believe that any of our current legal proceedings, individually or in the aggregate, will have a material adverse effect on our operations or financial condition.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   Set forth below is certain information regarding our directors, executive officers and key employees as of the date of this prospectus.

          Name           Age                           Position
------------------------ --- ------------------------------------------------------------
Michael Strauss.........  40 Chairman of the Board, President and Chief Executive Officer
Nicholas P. Rizzetta....  52 Chief Financial Officer
Robert E. Burke.........  33 Senior Vice President, Treasurer and a director nominee
Mitchell Eininger.......  43 Senior Vice President, Business Development
James P. O'Reilly.......  46 Senior Vice President, Secondary Marketing
Leonard Schoen, Jr......  34 Senior Vice President, Operations and a director nominee
Leslie E. Tao...........  35 Senior Vice President, Production and Sales
Ronald D. Taylor........  51 Senior Vice President, Electronic Commerce
Lawrence S. Jones.......  36 Vice President, Quality Control and Compliance
Scott Lare..............  35 Chief Information Officer
Andrew P. Valentine.....  38 Vice President and Corporate Counsel
Joseph P. Bryant........  52 Director nominee
C. Cathleen Raffaeli....  42 Director nominee

   Michael Strauss. Mr. Strauss founded our company in 1988 and currently serves as the Chairman of our board of directors and our President and Chief Executive Officer. He is responsible for our strategic direction as well as overseeing our day-to-day operations. Mr. Strauss is First Vice President and Director of the Empire State Mortgage Bankers Association and a member of a number of mortgage advisory councils. He has a B.S. in business administration from Washington University in St. Louis, Missouri.

   Nicholas P. Rizzetta. Mr. Rizzetta joined us in May 1999 as Chief Financial Officer. He held a similar position at Homerica Mortgage Corporation, a mortgage banker operating in the New York tri-state area, from 1997 to April 1999. From 1993 to 1997, Mr. Rizzetta was associated with L&M Consulting, a mortgage banking consulting company founded by Mr. Rizzetta. Before that, Mr. Rizzetta held a number of positions at various financial institutions, including Chemical Bank and the Dime Savings Bank. He is a Certified Public Accountant and has an M.B.A. in finance and B.B.A. in accounting from Iona College in New Rochelle, New York.

   Robert E. Burke. Mr. Burke will serve on our board of directors upon completion of this offering and has been Senior Vice President, Treasurer since May 1999. From April 1997 to April 1999, he also served as Chief Financial Officer. He was a partner with Burke & Company, an independent accounting firm, from 1995 to 1997, and a Senior Manager at Goldstein Golub Kessler & Company, P.C., another independent accounting firm, from 1990 to 1995. Mr. Burke is a Certified Public Accountant and has a B.S. in accounting from Duquesne University in Pittsburgh, Pennsylvania.

   Mitchell Eininger. Mr. Eininger joined us in November 1996 as Vice President, Business Development. From March 1993 to November 1996, he was an Assistant Vice President of Norwest Mortgage, where he was responsible for opening mortgage banking facilities in the New York City area. From 1990 to 1993, Mr. Eininger was the branch manager of the Bardonia, New York, office of Sears Mortgage Company, responsible for origination, staffing, employee and customer relation matters. Mr. Eininger has a degree in electronics from E.F. Johnson Technical School in Wascca, Minnesota, and has an Associates of Science degree in electrical technology from Rockland Community College in Suffern, New York.

   James P. O'Reilly. Mr. O'Reilly joined us in March 1998 as Senior Vice President, Secondary Marketing. He was Senior Vice President at Gateway Funding, a Pennsylvania mortgage banker, from 1996 to March 1998, President of Secondary Marketing Services, a consulting firm specializing in interest rate risk management, from 1995 to 1996 and Senior Vice President at First Keystone Mortgage, a Pennsylvania mortgage banker, from 1993 to 1995. Mr. O'Reilly also was a Senior Bank Examiner for the Federal Home Loan Bank Board, where he was responsible for the supervisory examinations of thrift institutions. He is a Certified Public Accountant and has a B.S. in accounting from Saint Francis College in Loretto, Pennsylvania.

   Leonard Schoen, Jr. Mr. Schoen has been with us since 1988. He will serve on our board of directors upon completion of this offering and has been the Senior Vice President, Operations since 1995, overseeing all processing and underwriting functions. Before that, he held various operations and management positions with our company. Mr. Schoen has a B.S. in business administration from Hofstra University.

   Leslie E. Tao. Ms. Tao has been Senior Vice President, Production and Sales since 1996. She was a Vice President at Sterling Mortgage Corporation, a mortgage broker in the New York tri-state area, from 1987 to 1996, responsible for managing operations and sales. Ms. Tao has an M.B.A. in finance from Hofstra University in Hempstead, New York, and a B.A. from the State University of New York at Stony Brook, New York.

   Ronald D. Taylor. Mr. Taylor joined American Home Mortgage in January 1999 and is our Senior Vice President, Electronic Commerce. From August 1998 to January 1999, he was the Chief Information Officer for the Consumer Direct Group at Mortgage.com, a provider of online mortgage services, responsible for developing products and business relationships. Mr. Taylor was the Vice President--Electronic Commerce at Homeside Lending, a mortgage banker in Jacksonville, Florida, from 1996 to 1998 and Vice President--Mortgage Services Division at Alltel Corporation, a mortgage service company, from 1992 to 1996. He has an M.S. in engineering from the University of Texas in Austin, Texas and an M.B.A from Pepperdine University in Malibu, California.

   Lawrence S. Jones. Mr. Jones has been our Vice President, Quality Control and Compliance since January 1996. Before that, he was Assistant Vice President of Roosevelt Savings Bank where he was responsible for the Residential Loan Production Division, from 1986 to 1996. Mr. Jones holds a B.S. from Cortland University in Cortland, New York.

   Scott Lare. Mr. Lare has been our Chief Information Officer since 1997. He is responsible for all of our computer hardware, software and systems design. Mr. Lare was the Director of Information Systems for KBS, a circuit board manufacturing company, from 1995 to 1997. He was Technology Manager for Certified Vacations, Inc., a vacation package wholesaler, from 1993 to 1994. Mr. Lare has a B.A. in computer science from the State University of New York at Oswego, New York.

   Andrew P. Valentine. Mr. Valentine joined us in November 1995 as Vice President and Corporate Counsel. He was the managing attorney at the Law Firm of Howard W. Newman from 1994 to 1995, where he directed real estate closings and provided state and federal regulatory counseling to mortgage bankers and brokers. From 1987 to 1994, he was the managing attorney at Keenan, Powers & Andrews, P.C., a real estate firm. Mr. Valentine holds a J.D. from Brooklyn Law School and a B.S. from the State University of New York at Brockport, New York.

   Joseph P. Bryant. Mr. Bryant will join our board of directors upon completion of this offering. Mr. Bryant has been the chairman and chief executive officer of The Bison Financial Group, Inc., a company involved in buying, selling and financing distressed commercial real estate, since June 1999. Prior to that, he was chief executive officer and president of Roslyn National Mortgage Corp., a New York-based multi-state mortgage company, from March 1998 to June 1999. From September 1997 to March 1998, he was senior vice president of Home Federal Savings Bank, a bank based in Douglaston, New York, and a subsidiary of New York Bank Corp., a bank that was acquired in March 1998 by Northfork Bank. From November 1993 to September 1997, Mr. Bryant served as executive vice president and chief mortgage officer of Long Island Savings Bank, a New York-based savings bank that was acquired by Astoria Federal Savings and Loan Association, a subsidiary of Astoria Financial Corp., a Nasdaq National Market listed bank.

   C. Cathleen Raffaeli. Ms. Raffaeli will join our board of directors upon completion of this offering. Since December 1998, Ms. Raffaeli has been the president and chief operating officer of Consumer Financial Network (CFN), an e-commerce company, majority owned by IXL Enterprises, a Nasdaq National Market-listed Internet services company. Prior to joining CFN, Ms. Raffaeli was the executive director of the commercial credit card division of Citicorp from 1994. From 1992 to 1994, Ms. Raffaeli served as senior vice president of Chemical Bank where she was responsible for its New York retail mortgage and national tele-marketing business.

Election of Directors and Executive Officers

   Upon completion of this offering our board of directors will consist of 5 members and will be divided into 3 classes. The board will have 2 Class I directors (Ms. Raffaeli and Mr. Burke), one Class II director (Mr. Schoen), and 2 Class III directors (Messrs. Strauss and Bryant). Each director will serve for a staggered 3-year term. At each annual meeting of stockholders, a class of directors will be elected for a 3-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I, Class II and Class III directors will expire upon the election and qualification of their successors at the annual meeting of stockholders to be held in 2000, 2001 and 2002, respectively.

   We have granted Friedman, Billings, Ramsey & Co., Inc. the right, for a period of at least two years from the date of this prospectus, to require us to use our best efforts to elect a mutually acceptable designee to our board of directors. At the time that Friedman, Billings, Ramsey & Co., Inc. designates a director, we expect to increase our board of directors to 7 members and to elect another non-employee director to fill the remaining position.

   Each officer serves at the discretion of the board of directors. There are no family relationships among any of our directors and executive officers.

Board Committees

   Audit Committee. As soon as practicable after the closing of this offering, our board of directors will establish an audit committee which, among other things, will perform the following functions:

  . make recommendations to our board of directors concerning the engagement of independent public accountants;

  . monitor and review the quality and activities of our internal audit function and those of our independent auditors; and

  . monitor the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.

   The initial members of the audit committee will be Mr. Bryant and Ms.
Raffaeli.

   Compensation Committee. As soon as practicable after the closing of this offering, our board of directors will establish a compensation committee which, among other things, will perform the following functions:

  . review salaries, benefits and other compensation of our officers and other employees;

  . make recommendations to our board of directors regarding salaries, benefits and other compensation; and

  .  administer our employee benefit plans.

   The compensation committee will initially consist of the entire board of directors.

Director Compensation

   Before this offering, Mr. Strauss, our sole stockholder, received no compensation for his service as our sole director. Upon completion of this offering, directors who are neither our employees nor those of our subsidiary will receive $3,000 per board meeting attended. Directors will be reimbursed for out-of-pocket expenses incurred in connection with their service as directors. In addition, each non-employee director is eligible to receive non-qualified stock options and restricted stock awards under our 1999 Omnibus Stock Incentive Plan. Directors who serve either as our officers or employees or as officers or employees of our subsidiary will not receive any additional compensation for their services as directors. Please see the "--Stock Incentive Plan" section of this prospectus.

  Upon completion of this offering, Ms. Raffaeli and Mr. Bryant, our non-employee director nominees, will each receive, subject to the terms and conditions of our 1999 Omnibus Stock Incentive Plan, 16,667 shares of restricted stock. The restriction period with respect to the shares of restricted stock shall expire, and the shares may be sold, transferred or otherwise disposed of, subject to applicable securities law requirements, after the second anniversary of the completion of this offering.

Compensation Committee Interlocks and Insider Participation

  Before this offering, our board of directors did not have a compensation committee and all compensation decisions were made by the full board of directors. In the year ended December 31, 1998, the full board of directors, which consisted solely of Mr. Strauss, determined the compensation of all executive officers, including Mr. Strauss in his capacity as President and Chief Executive Officer. Upon completion of this offering, the compensation committee will make all compensation decisions. No interlocking relationship exists between the board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

  Summary of Compensation. The following summary compensation table sets forth information concerning compensation earned in the fiscal year ended December 31, 1998, by our Chief Executive Officer and our other 4 most highly compensated executive officers (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                         Annual Compensation
                                         -------------------      All Other
        Name And Principal Position        Salary(/1/) ($)   Compensation(/2/)($)
     ---------------------------------   ------------------- --------------------
     Michael Strauss..................         131,847                 --
      President and Chief Executive
      Officer
     Leonard Schoen, Jr. .............         219,711              13,931
      Senior Vice President,
      Operations
     Leslie E. Tao....................         176,779                 505
      Senior Vice President,
      Production and Sales
     Mitchell Eininger................         175,000               5,458
      Senior Vice President, Business
      Development
     Robert E. Burke..................         156,154               9,010
      Senior Vice President, Treasurer

    --------
    (/1/)Messrs. Schoen, Eininger and Burke, and Ms. Tao will receive base salaries in 1999 of $260,000, $185,000, $180,000 and $182,500,
         respectively. In 1999, Mr. Strauss will receive an annual base salary of $129,358, pro rated for that portion of the year before the closing of this offering, and an annual base salary of $350,000 pro rated for the balance of the year. Mr. Rizzetta, who was hired as our Chief Financial Officer in 1999, will receive a base salary in 1999 of $140,000 and a bonus of $150,000. Mr. Taylor, who became our Vice President, Internet Operations, in January 1999, will receive a base salary in 1999 of $180,000. Mr. Valentine, our Vice President and Corporate Counsel, will receive a base salary in 1999 of $175,000.
    (/2/)Represents commissions earned for loan applicants referred to us, who subsequently closed a transaction.

Stock Incentive Plan

   In August 1999, our board of directors adopted and our stockholder approved the 1999 Omnibus Stock Incentive Plan. We have reserved an aggregate of 750,000 shares of common stock for issuance under this plan. The purpose of the Omnibus Stock Plan is to promote our long-term growth and profitability by providing individuals with incentives to improve stockholder value and contribute to our growth and financial success, and by enabling us to attract, retain and reward the best available persons for positions of substantial responsibility.

   The Omnibus Stock Plan provides for the grant of non-qualified stock options, incentive stock options within the meaning of Section 422 of the Internal Revenue Code, stock appreciation rights and restricted and non-restricted stock awards, each of which may be granted separately or in tandem with other awards. Participation in the Omnibus Stock Plan is open to all of our employees, officers and directors. However, only our employees or those of our subsidiary may receive incentive stock option awards.

   To date, no options or other grants have been granted under the Omnibus Stock Plan. However, 33,334 shares of restricted stock and options to acquire 650,000 shares of common stock will be granted upon consummation of this offering. The number of shares of restricted stock was determined by reference to, and the options will be exercisable at, the initial public offering price.

   The compensation committee of the board of directors will administer the Omnibus Stock Plan. In doing so, the compensation committee has the authority to:

  . determine the eligible persons to whom, and the time or times at which, awards shall be granted;

  .  determine the types of awards to be granted;

  . determine the number of shares to be covered by or used for reference purposes for each award;

  . impose terms, limitations, restrictions and conditions on any award as deemed appropriate;

  . modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided, however, that except in specified circumstances, any modification that would materially adversely affect any outstanding award shall not be made without the consent of the grantee);

  . accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award, including, without limitation, any restriction or condition with respect to the vesting or exercisability of an award following termination of any grantee's employment; and

  . establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period.

   As the plan's administrator, the compensation committee also is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us, or our financial statements or those of our subsidiary, or of changes in applicable laws, regulations or accounting principles, whenever the administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Stock Plan.

   Options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code must have an exercise price at least equal to fair market value on the date of grant. Incentive stock options may not be exercisable more than 10 years from the date the option is granted. If any of our employees, or those of our subsidiary, owns or is deemed to own at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of our stock, the exercise price for the incentive stock options granted to that employee may not be less than 110% of the fair market value of the underlying shares on that date and the option may not be exercisable more than 5 years from the date the option is granted. The option exercise price may be paid in cash, by tender of shares of common stock, by a combination of cash and shares or by any other means the administrator approves. Awards of stock appreciation rights, stock and phantom stock awards and performance awards may be settled in cash, shares of common stock or a combination of both, in the administrator's discretion.

   Our board of directors may terminate, amend or modify the Omnibus Stock Plan or any portion of it at any time, except that all awards made before the termination of the plan will remain in effect until they have been satisfied or terminated in accordance with the terms of the plan and those awards.

Employment Arrangements

   We have entered into an employment agreement with Mr. Strauss, our President and Chief Executive Officer. The employment agreement provides for an annual base salary of $350,000 and a discretionary bonus. The employment agreement will become effective upon completion of this offering. The agreement has an initial term of 3 years and will automatically renew for additional one-year terms, provided that either party may terminate the agreement upon 12-months prior notice. The employment agreement contains covenants not to compete for a period ending on the later of the first anniversary of the termination of Mr. Strauss' employment and the third anniversary of the closing of this offering. If (i) we terminate the agreement for any reason other than for cause (as defined in the agreement) or upon Mr. Strauss' disability, (ii) Mr. Strauss terminates his employment for good reason (as defined in the agreement), or
(iii) in connection with or following a change in control (as defined in the agreement), his position is eliminated or Mr. Strauss no longer serves as our chief executive officer with power, authority and responsibility attendant to such office, then we must pay him a lump sum payment equal to 299% of his base salary, plus the average of his annual incentive award over the preceding 5 years.

   Our employment agreement with Mr. Rizzetta, our Chief Financial Officer, provides for an annual base salary of $140,000. We have agreed to pay Mr. Rizzetta an annual bonus of $150,000 in each of 1999 and 2000. If the annual pretax income of American Home Mortgage is between 90% and 120% of our business plan, Mr. Rizzetta is entitled to a corresponding bonus of up to $30,000. Mr. Rizzetta also may receive an additional bonus of up to $30,000 at the discretion of our President and Chief Executive Officer. Mr. Rizzetta's employment agreement is terminable by either party on 3 weeks' written notice to the other party.

   Our employment agreement with Mr. Burke, our Senior Vice President, Treasurer, provides for an annual base salary of $180,000, and is terminable by either party on 2 weeks' written notice to the other party.

   Our employment agreement with Mr. O'Reilly, our Senior Vice President, Secondary Marketing, provides for an annual base salary of $135,000, and an additional amount equal to 10% of the improvement in our margins due to his utilizing best execution models and other tools that enable us to receive a greater price for our loans, which additional amount shall not be less than $15,000. In order to carry out his duties under this agreement, Mr. O'Reilly uses software of his own design and ownership. We have a 20-year non-exclusive licensing agreement to use this software. The employment agreement is terminable by either party on 3 weeks' written notice to the other party.

   Our employment agreement with Mr. Schoen, our Senior Vice President, Operations, provides for an annual base salary of $260,000, and prohibits him from disclosing certain confidential information regarding American Home Mortgage during or after the term of his employment. The agreement also restricts, for a period of one year after termination of employment, certain employment with mortgage brokerage businesses. The employment agreement is terminable by either party on 2 weeks' written notice to the other party.

   Our employment agreement with Ms. Tao, our Senior Vice President, Production and Sales, provides for an annual base salary of $182,500, and an annual production override commission of 1/100 of 1% of the principal amount of all loans closed. The agreement is terminable by either party on 2 weeks' written notice to the other party.

   Our employment agreement with Mr. Taylor, our Senior Vice President, Electronic Commerce, has an initial term of 3 years and will automatically renew for additional one-year terms, provided that either party may terminate the agreement on 60-days notice prior to the end of the then current term. The agreement provides for an annual base salary of $180,000, and an annual bonus based on annual Internet loan originations and profitability. If the annual Internet performance is between 90% and 120% of our business plan, Mr. Taylor is entitled to a corresponding bonus of up to 25% of his base salary. Mr. Taylor also is entitled to an additional bonus to be determined by our President and Chief Executive Officer of at least 10% of Mr. Taylor's base salary based on overall performance. The agreement also contains covenants not to compete for a period of one year from the date of Mr. Taylor's termination if we terminate him for cause (as defined in the agreement) or if he terminates his employment without good reason (as defined in the agreement). We have also agreed to pay certain relocation expenses incurred by Mr. Taylor and his spouse, including a loan, at cost, of $300,000 or less to finance the purchase of a home.

   Upon completion of the offering, Messrs. Rizzetta, Burke, O'Reilly and Taylor and Ms. Tao each will receive options to purchase 25,000 shares, and Mr. Schoen will receive options to purchase 33,334 shares. All options will be subject to our 1999 Omnibus Stock Incentive Plan, will be exercisable at the initial public offering price, and will vest on the second anniversary of the closing of the offering.

                              CERTAIN TRANSACTIONS

   In connection with this offering, we issued the S corporation distribution note in an amount of $7.8 million to Mr. Strauss, the founder of our subsidiary, American Home Mortgage Corp. The S corporation distribution note bears interest at the same rate of interest as our warehouse facility and will be repaid out of the proceeds of this offering. For a more detailed description of the S corporation distribution note, please see the "Transactions Related to the Offering" section of this prospectus. In connection with the foregoing, we have agreed to indemnify Michael Strauss, on an after-tax basis, from all liability for our taxes and those of American Home Mortgage Corp. with respect to the period following the completion of this offering.

   In 1998, Mr. Strauss received distributions amounting to approximately $1.5 million from our subsidiary, American Home Mortgage Corp. These distributions enabled Mr. Strauss to pay taxes on American Home Mortgage Corp.'s earnings that were attributable to him based on his sole ownership of the S corporation.

   Pursuant to a guaranty agreement dated December 8, 1998, Mr. Strauss has personally guaranteed the performance of all our obligations, liabilities and indebtedness under our warehouse facility with First Union. Mr. Strauss' liability under this guaranty is absolute and unconditional.

   In 1998, we made a $52,000 interest-free loan to Great Oak Title Agency, Inc. in connection with its start up. In March 1999, Mr. Strauss repaid the outstanding balance on this loan. Great Oak is a title agency, 90% owned by Mr. Strauss, that provides services to our subsidiary's customers. We did not advance any other funds or expenses to Great Oak in 1998. In addition, during 1998, we made aggregate payments of $503,829 to Automated Information Services, Inc. in connection with credit reporting services in the normal course of business. Mr. Strauss holds a 15% interest in Automated Information Services, Inc., which is a credit agency providing credit history data on borrowers.

   In consideration of his employment as Senior Vice President, Secondary Marketing, and the payment of $100, Mr. O'Reilly has granted us a 20-year non-exclusive license to use certain interest rate risk management software developed by Mr. O'Reilly.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to beneficial ownership of our common stock as of the date of this prospectus.

                            Shares Beneficially     Shares Beneficially
                          Owned Prior to Offering  Owned After Offering
                          -----------------------------------------------------
Name of Beneficial Owner     Number      Percent     Number           Percent
------------------------  ------------- -----------------------      ----------
Michael Strauss.........      5,000,000      100.0    5,000,000(/1/)     66.7(/1/)
Leonard Schoen, Jr. ....            --         --           --            --
Leslie E. Tao...........            --         --           --            --
Mitchell Eininger.......            --         --           --            --
Robert E. Burke.........            --         --           --            --
Joseph P. Bryant........            --         --        16,667             *
C. Cathleen Raffaeli....            --         --        16,667             *
All directors and
 executive
 officers as a group (13
 persons)...............      5,000,000      100.0    5,033,334(/1/)     67.1(/1/)

--------
 *Represents less than 1%.
(1) Does not include any shares that Mr. Strauss may purchase in this offering. If he purchases all of the 89,606 shares offered to him in this offering, Mr. Strauss would own 5,089,606 shares (67.9%) after the offering, and all directors and executive officers as a group would own 5,122,940 shares (68.3%) after the offering.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock and selected provisions of our Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation and Bylaws.

Common Stock

   We are authorized to issue up to 19,000,000 shares of common stock, par value $.01 per share, of which 7,500,000 shares (excluding 33,334 shares of restricted stock to be issued to our 2 non-employee directors) will be outstanding upon completion of this offering. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director. Subject to the preferences of any series of preferred stock that may at times be outstanding, if any, holders of outstanding shares of common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of funds legally available for dividends and, if we liquidate, dissolve or wind up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All shares of common stock outstanding upon completion of this offering are validly authorized and issued, fully paid and nonassessable.

Preferred Stock

   We are authorized to issue up to 1,000,000 shares of preferred stock, par value $1.00 per share, none of which will be outstanding upon completion of this offering. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our Restated Certificate of Incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duty (except for liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit). We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

   Section 145 of the DGCL permits a corporation to indemnify certain of its officers, directors, employees and agents. Our Restated Certificate of Incorporation provides that we will indemnify, to the fullest extent permitted under law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

   We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Anti-Takeover Law

   We are subject to Section 203 of the DGCL ("Section 203"), which, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

  (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under the DGCL, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or

  (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   For purposes of Section 203, a "business combination" includes:

  (i) any merger or consolidation involving the corporation and the interested stockholder;

  (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

For purposes of Section 203, an interested stockholder is defined as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Selected Certificate and Bylaw Provisions

   Our Restated Certificate of Incorporation provides that our board of directors will be divided into 3 classes, with staggered 3-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

   Our Restated Certificate of Incorporation also provides that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least a majority of our total outstanding voting stock. Vacancies on our board of directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.

   Any action required or permitted to be taken by our stockholders may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting. Our Restated Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called by the chairman of the board or the president and shall be called by any such officer at the written request of a majority of our board of directors. Stockholders will not be permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders. Our Restated Certificate of Incorporation provides that our Bylaws may only be amended by the affirmative vote of the holders of at least a majority of our outstanding voting stock or by a vote of a majority of the members of the board of directors in office.

   Our Bylaws contain an advance notice procedure for nominations, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by us not less than 60 nor more than 90 days prior to the scheduled annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.

   The preceding provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire us or to remove incumbent directors even if a majority of our stockholders believe the attempt to be in their or our best interests.

Options and Other Awards

   No options are currently outstanding. Effective upon the closing of this offering, 33,334 shares of restricted stock and options to purchase a total of 650,000 shares of common stock will be granted or issued under the 1999 Omnibus Stock Incentive Plan.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Once this offering is complete, we will have a total of 7,500,000 shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of the outstanding options or warrants to purchase shares of common stock, and excluding the 33,334 shares of restricted stock to be issued to our 2 non-employee directors upon completion of this offering. Of these shares of common stock, the 2,500,000 shares from the offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by an "affiliate," as that term is defined in Rule 144 of the Act, may generally be sold only in compliance with the limitations of Rule 144 described below.

   The 5,000,000 shares of common stock held by Mr. Strauss, our President and Chief Executive Officer, and any shares that he may purchase in this offering are "restricted securities" as defined in Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act. Subject to the lockup agreement described below, all shares of common stock held by Mr. Strauss will be available for sale in the public market 90 days after the date of this prospectus. Under Rule 144, in any 3-month period beginning 90 days after the date of this prospectus, Mr. Strauss may sell a number of shares of common stock not to exceed the greater of:

  . 1% of the then outstanding shares of common stock (75,000 shares immediately after the offering); or

  . the average weekly trading volume in the common stock during the 4 calendar weeks before the person files notice of the Rule 144 sale, subject to various restrictions.

Lock-Up Agreements

   We and Mr. Strauss, our President, Chief Executive Officer and sole existing stockholder, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any of our common stock or any right to acquire our common stock, for a period of 180 days from the effective date of this prospectus in our case, and for a period of 540 days from the effective date in Mr. Strauss' case. Our officers, directors and certain of our employees who will receive shares of our common stock or options to purchase shares of our common stock in connection with this offering have agreed to similar lock-up provisions with respect to such shares for a period of 180 days from the effective date of this prospectus. Friedman, Billings, Ramsey & Co., Inc. at any time and without notice, may release all or any portion of common stock subject to the foregoing lock-up agreements.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement between us and Friedman, Billings, Ramsey & Co., Inc. and Advest, Inc. as representatives of the several underwriters, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite their names below.

                                                                       Number of
     Underwriter                                                        Shares
     -----------                                                       ---------
     Friedman, Billings, Ramsey & Co., Inc. .......................... 1,397,500
     Advest, Inc......................................................   752,500
     Brean Murray & Co., Inc. ........................................    50,000
     First Union Capital Markets Corp. ...............................    50,000
     Legg Mason Wood Walker Incorporated..............................    50,000
     McDonald Investments Inc. a KeyCorp Company......................    50,000
     U.S. Bancorp Piper Jaffray Inc. .................................    50,000
     Sutro & Co. Incorporated.........................................    50,000
     Tucker Anthony Cleary Gull.......................................    50,000
                                                                       ---------
       Total.......................................................... 2,500,000
                                                                       =========

   Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

   The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $0.25 per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

   At our request, the underwriters have reserved (i) up to 89,606 shares of common stock for sale to Michael Strauss, our President and Chief Executive Officer, at the public offering price, net of any underwriting discounts or commissions and (ii) up to 75,000 shares of common stock for sale to our directors, officers, employees and associates and their friends and family members at the public offering price. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public at the public offering price on the same basis as the other shares offered hereby.

   We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 375,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

   As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses up to $425,000. The following table summarizes the compensation and estimated expenses we will pay:

                                   Per Share                  Total
                            ------------------------ ------------------------
                            Without Over- With Over- Without Over- With Over-
                              Allotment   Allotment    Allotment   Allotment
                            ------------- ---------- ------------- ----------
   Underwriting discounts
    and commissions(/1/)...     $0.42       $0.42     $1,012,365   $1,169,865
   Expenses................     $0.53       $0.46     $1,320,000   $1,320,000

--------
(1) Reflects the sale of up to 89,606 shares, net of any underwriting discounts and commissions, to Michael Strauss. If, instead, all of these shares are sold to the public, the total underwriting discounts and commissions would be $1,050,000 and $1,207,500 without and with the over-allotment, respectively.

   In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

   We and Mr. Strauss, our President, Chief Executive Officer and sole existing stockholder, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any of our common stock or any right to acquire our common stock, for a period of 180 days from the effective date of this prospectus in our case, and for a period of 540 days from the effective date in Mr. Strauss' case. Our officers, directors and certain of our employees who will receive shares of our common stock or options to purchase shares of our common stock in connection with this offering have agreed to similar lock-up provisions with respect to such shares for a period of 180 days from the effective date of this prospectus. Friedman, Billings, Ramsey & Co., Inc. at any time and without notice, may release all or any portion of common stock subject to the foregoing lock-up agreements.

   We have agreed to sell to Friedman, Billings, Ramsey & Co., Inc. or its designees, for nominal consideration, warrants to purchase an aggregate of 250,000 shares of our common stock (the FBR Warrants). The shares of common stock subject to the FBR Warrants will be in all respects identical to the shares of common stock offered to the public by this prospectus. The FBR Warrants will be exercisable for a period of 4 years, which period commences one year after the closing date of this offering, at a per share exercise price equal to 130% of the initial public offering price. Neither the FBR Warrants nor the underlying shares of common stock may be transferred, sold, assigned or hypothecated for a period of one year from the closing of the offering, except to officers or partners of Friedman, Billings, Ramsey & Co., Inc. and members of the selling group and/or their officers or partners. We are also registering in this offering the shares of common stock issuable upon exercise of the FBR Warrants. We have granted the holders of the FBR Warrants (or the underlying shares of common stock) one demand registration right that may be exercised no later than 5 years from the effective date of the offering and piggyback registration rights that may be exercised no later than 7 years from the effective date of the offering. The FBR Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares of common stock that may be purchased upon the occurrence of certain events. The FBR Warrants may be exercised by paying the exercise price in cash, through the surrender of shares of common stock, through a reduction in the number of shares covered by such Warrants, or by using a combination of these methods. The holders of the FBR Warrants will have no voting, dividend or other rights as stockholders with respect to shares of common stock underlying the FBR Warrants until the FBR Warrants have been exercised.

   We have agreed that, for a period of at least two years from the date of this prospectus, Friedman, Billings, Ramsey & Co., Inc. will have the right to require us to use our best efforts to elect a mutually acceptable designee to our board of directors for at least such 2-year period.

   There is no established trading market for the shares. The offering price for the shares was determined by negotiation between us and the representatives. The principal factors we considered in determining the public offering price included:

  .  prevailing market and general economic conditions;

  . the market capitalizations, trading histories and stages of development of other traded companies that we and the representatives believe to be comparable to us;

  .  our results of operations in recent periods;

  .  our current financial position;

  .  estimates of our business potential;

  .  an assessment of our management;

  .  the present state of our development; and

  . the availability for sale in the market of a significant number of shares of common stock.

   We cannot assure you that an active trading market will develop for the common stock or that the common stock will trade in the market subsequent to the offering at or above the initial public offering price.

   Our shares of common stock have been approved for listing on The Nasdaq National Market under the symbol "AHMH".

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed on for us by Cadwalader, Wickersham & Taft. Certain legal matters will be passed on for the underwriters by Gibson, Dunn & Crutcher LLP.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1997 and 1998 and June 30, 1999 and for each of the 3 years in the period ended December 31, 1998 and for the six months ended June 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and the common stock offered, see the registration statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by that reference.

   A copy of the registration statement and the exhibits may be inspected without charge at the Commission's offices at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the Commission. We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
AMERICAN HOME MORTGAGE HOLDINGS, INC.
  Independent Auditors' Report............................................ F-2
  Consolidated Balance Sheets as of December 31, 1997 and 1998 and June
   30, 1999............................................................... F-3
  Consolidated Statements of Income for the years ended December 31, 1996,
   1997 and 1998 and the six months ended June 30, 1998 (unaudited) and
   1999................................................................... F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1996, 1997 and 1998 and the six months ended June 30,
   1999................................................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1997 and 1998 and the six months ended June 30, 1998 (unaudited)
   and 1999............................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Home Mortgage Holdings, Inc.

   We have audited the accompanying consolidated balance sheets of American Home Mortgage Holdings, Inc. and its subsidiary (the "Company") as of December 31, 1997 and 1998 and June 30, 1999 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 and the six months ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Home Mortgage Holdings, Inc. and its subsidiary at December 31, 1997 and 1998 and June 30, 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 and the six months ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 18, 1999
(September 29, 1999 as to Notes 1, 8 and 16)

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     December 31,
                                -----------------------
                                                                     June 30,
                                                         June 30,      1999
                                   1997        1998        1999      Proforma
                                ----------- ----------- ----------- -----------
                                                                    (unaudited)
ASSETS
Cash and cash equivalents...... $ 2,057,619 $ 2,891,513 $ 2,093,431 $ 7,570,159
Mortgage loans held for sale,
 net...........................  24,675,753  34,666,863  42,056,131  42,056,131
Mortgage loans held for
 investment, net...............      78,817      88,900     169,348     169,348
Accounts receivable............     982,863   2,892,807   4,145,672   4,145,672
Mortgage servicing rights,
 net...........................      26,306      39,887      37,887      37,887
Real estate owned..............     186,000         --          --          --
Premises and equipment, net....     690,236   1,575,154   2,099,249   2,099,249
Prepaid expenses and security
 deposits......................     216,424     236,810     318,332     318,332
                                ----------- ----------- ----------- -----------
    Total assets............... $28,914,018 $42,391,934 $50,920,050 $56,396,778
                                =========== =========== =========== ===========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
LIABILITIES:
  Warehouse lines of credit.... $24,453,671 $34,069,526 $25,312,700 $25,312,700
  Drafts payable...............         --          --   15,502,122  15,502,122
  Accrued expenses and other...   1,886,801   2,297,542   2,463,105   2,463,105
  Deferred income tax
   liability...................         --          --          --      375,000
                                ----------- ----------- ----------- -----------
    Total liabilities..........  26,340,472  36,367,068  43,277,927  43,652,927
                                ----------- ----------- ----------- -----------
COMMITMENTS AND CONTINGENCIES
 (Note 7)
MINORITY INTEREST..............         --      100,760      70,251      70,251
STOCKHOLDERS' EQUITY:
  Preferred Stock $1.00 per
   share, 1,000,000 shares
   authorized, none issued and
   outstanding.................         --          --          --          --
  Common stock, $.01 per share
   par value, 19,000,000 shares
   authorized, 5,000,000 issued
   and outstanding, 7,500,000
   issued and outstanding
   proforma....................      50,000      50,000      50,000      75,000
  Additional paid-in capital...     267,600     267,600     268,600  12,598,600
  Retained earnings............   2,255,946   5,606,506   7,253,272         --
                                ----------- ----------- ----------- -----------
    Total stockholders'
     equity....................   2,573,546   5,924,106   7,571,872  12,673,600
                                ----------- ----------- ----------- -----------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY.......... $28,914,018 $42,391,934 $50,920,050 $56,396,778
                                =========== =========== =========== ===========

                  See notes to consolidated financial statements.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                Six  Months Ended June
                                  Year Ended December 31,                 30,
                             ---------------------------------- ------------------------
                                1996       1997        1998        1998         1999
                                ----       ----        ----        ----         ----
                                                                (unaudited)
REVENUES:
  Gain on sale of mortgage
   loans.................... $6,360,692 $10,596,604 $18,980,534 $ 7,689,722  $10,822,214
  Interest income, net......    203,736     368,808     734,179     448,282      708,368
  Other.....................     21,053     356,018     502,223     269,302      636,715
                             ---------- ----------- ----------- -----------  -----------
    Total revenues..........  6,585,481  11,321,430  20,216,936   8,407,306   12,167,297
                             ---------- ----------- ----------- -----------  -----------
EXPENSES:
  Salaries, commissions and
   benefits, net............  2,700,541   5,186,373   9,301,023   3,571,108    5,758,515
  Officer's salary..........    757,925     129,359     129,359      65,000       65,000
  Marketing and promotion...    814,180     962,475   1,236,461     598,127      868,948
  Occupancy and equipment...    501,168     909,216   1,653,709     648,196    1,023,058
  Data processing and
   communications...........    336,813     611,699     951,508     423,478      616,662
  Provision for loss........        --      116,837     152,955      33,422       27,967
  Other.....................    830,484     946,270   1,542,997     714,419    1,102,801
                             ---------- ----------- ----------- -----------  -----------
    Total expenses..........  5,941,111   8,862,229  14,968,012   6,053,750    9,462,951
                             ---------- ----------- ----------- -----------  -----------
INCOME BEFORE INCOME TAXES
 AND MINORITY INTEREST......    644,370   2,459,201   5,248,924   2,353,556    2,704,346
STATE INCOME TAXES..........     38,334     139,887     328,209     118,242      131,266
                             ---------- ----------- ----------- -----------  -----------
INCOME BEFORE MINORITY
 INTEREST...................    606,036   2,319,314   4,920,715   2,235,314    2,573,080
MINORITY INTEREST IN INCOME
 (LOSS) OF CONSOLIDATED
 JOINT VENTURE..............        --          --       50,760      (5,645)      44,491
                             ---------- ----------- ----------- -----------  -----------
NET INCOME.................. $  606,036 $ 2,319,314 $ 4,869,955 $ 2,240,959  $ 2,528,589
                             ========== =========== =========== ===========  ===========
Unaudited pro forma
 information:
  Provision for pro forma
   income taxes.............    245,000     942,000   1,982,000     917,000    1,058,000
                             ---------- ----------- ----------- -----------  -----------
  Pro forma earnings........ $  361,036 $ 1,377,314 $ 2,887,955 $ 1,323,959  $ 1,470,589
                             ========== =========== =========== ===========  ===========
  Pro forma earnings per
   share of common stock....                        $      0.39              $      0.20
                                                    ===========              ===========
  Pro forma weighted average
   number of shares
   outstanding..............                          7,500,000                7,500,000
                                                    ===========              ===========


                See notes to consolidated financial statements.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     AND THE SIX MONTHS ENDED JUNE 30, 1999

                                              Additional
                                      Common   Paid-in    Retained     Total
                                       Stock   Capital    Earnings     Equity
                                      ------- ---------- ----------  ----------
BALANCE, JANUARY 1, 1996............. $50,000  $267,600  $  402,814  $  720,414
  Net income.........................     --        --      606,036     606,036
                                      -------  --------  ----------  ----------
BALANCE, DECEMBER 31, 1996...........  50,000   267,600   1,008,850   1,326,450
  Net income.........................     --        --    2,319,314   2,319,314
  Distributions......................     --        --   (1,072,218) (1,072,218)
                                      -------  --------  ----------  ----------
BALANCE, DECEMBER 31, 1997...........  50,000   267,600   2,255,946   2,573,546
  Net income.........................     --        --    4,869,955   4,869,955
  Distributions......................     --        --   (1,519,395) (1,519,395)
                                      -------  --------  ----------  ----------
BALANCE, DECEMBER 31, 1998...........  50,000   267,600   5,606,506   5,924,106
  Net income.........................     --        --    2,528,589   2,528,589
  Distributions......................     --        --     (881,823)   (881,823)
                                      -------  --------  ----------  ----------
BALANCE, JUNE 30, 1999............... $50,000  $267,600  $7,253,272  $7,570,872
                                      =======  ========  ==========  ==========


                See notes to consolidated financial statements.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   Year Ended December 31,               Six Months Ended June 30,
                         ---------------------------------------------   -------------------------
                             1996           1997            1998             1998           1999
                             ----           ----            ----             ----           ----
                                                                         (unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income............  $     606,036  $   2,319,314  $     4,869,955  $    2,240,959  $   2,528,589
 Adjustments to
  reconcile net income
  to net cash (used in)
  provided by operating
  activities:
   Gain on equity
    securities.........            --             --           (76,088)        (76,088)           --
   Depreciation and
    amortization.......         61,732        126,965          284,304         118,947        170,185
   Provision for loss..            --         116,837          152,955          33,422         27,967
   Origination of
    mortgage loans.....   (490,822,316)  (714,612,136)  (1,141,240,923)  (511,572,907)   (600,376,762)
   Proceeds on sale of
    mortgage loans.....    490,713,588    698,872,291    1,131,144,305     496,825,681    592,959,527
   Proceeds on sale of
    equity securities,
    trading............            --             --           176,088         176,088            --
   Purchases of equity
    securities,
    trading............            --             --          (100,000)       (100,000)           --
   (Increase) decrease
    in:
    Accounts
     receivable........       (424,226)      (393,329)      (1,909,944)       (871,295)    (1,252,865)
    Mortgage servicing
     rights............         23,119        (16,970)         (13,581)        (12,332)        (1,000)
    Prepaid expenses
     and security
     deposits..........        (41,484)      (117,451)         (20,385)        (33,930)       (81,522)
   Increase in accrued
    expenses and other
    liabilities........        361,928      1,016,562          413,293         651,332        165,563
                         -------------  -------------  ---------------  --------------  -------------
     Net cash provided
      by (used in)
      operating
      activities.......        478,377    (12,687,917)      (6,320,021)    (12,620,123)    (5,860,318)
                         -------------  -------------  ---------------  --------------  -------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Sale/(purchase) of
   real estate owned,
   net.................            --        (186,000)         186,000         186,000            --
  Net sale/(purchases)
   of loans held for
   investment..........            --         (78,817)         (10,083)         16,041        (80,448)
  Investment in joint
   venture.............            --             --           (50,000)            --             --
  Net purchases of
   premises and
   equipment...........       (285,200)      (520,829)      (1,169,222)       (812,896)      (691,280)
  Increase/(decrease)
   in minority
   interest............            --             --           100,760          44,355        (30,509)
                         -------------  -------------  ---------------  --------------  -------------
     Net cash provided
      by (used in)
      investing
      activities.......       (285,200)      (785,646)        (942,545)       566,500        (802,237)
                         -------------  -------------  ---------------  --------------  -------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Increase/(decrease)
   in warehouse lines
   of credit...........         49,537     15,377,843        9,615,855      14,163,818     (8,756,826)
  Increase in drafts
   payable.............            --             --               --              --      15,502,122
  Capital
   distribution........            --      (1,072,218)      (1,519,395)     (1,286,073)      (881,823)
  Proceeds from
   issuance of capital
   stock...............            --             --               --              --           1,000
                         -------------  -------------  ---------------  --------------  -------------
     Net cash provided
      by financing
      activities.......         49,537     14,305,625        8,096,460      12,877,745      5,864,473
                         -------------  -------------  ---------------  --------------  -------------
NET INCREASE/(DECREASE)
 IN CASH...............        242,714        832,062          833,894        (308,878)      (798,082)
                         -------------  -------------  ---------------  --------------  -------------
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............        982,843      1,225,557        2,057,619       2,057,619      2,891,513
                         -------------  -------------  ---------------  --------------  -------------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................  $   1,225,557  $   2,057,619  $     2,891,513  $    1,748,741  $   2,093,431
                         =============  =============  ===============  ==============  =============
SUPPLEMENTAL
 DISCLOSURE--CASH PAID
 FOR:
  Interest.............  $     422,732  $     905,333  $     1,674,266  $      614,177  $   1,065,132
  Taxes................         10,504         66,556          180,299         127,822        374,933

                See notes to consolidated financial statements.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership

   American Home Mortgage Holdings, Inc. is a holding company whose principal asset is its investment in its wholly-owned subsidiary, American Home Mortgage Corp. (American Home Mortgage) (collectively referred to herein as the Company). On June 15, 1999, American Home Mortgage Holdings, Inc. was formed. On September 29, 1999, Michael Strauss exchanged his shares of American Home Mortgage Corp. for 4,999,900 shares of American Home Mortgage Holdings, Inc. common stock. American Home Mortgage is a residential mortgage lender headquartered in New York City with offices in New York, Connecticut, New Jersey, Florida, Pennsylvania and Maryland. The Company is 100% owned by its President, Michael Strauss. On April 23, 1998, the Company entered into a joint venture with a realtor in which the Company and the realtor each own a 50% interest. The Company entered into a second joint venture on March 31, 1999 with a realtor in which the Company and the realtor each own a 50% interest. The Company entered into a third joint venture on May 14, 1999 with a home builder/developer in which the Company and home builder/developer each own a 50% interest. The latest joint venture had no activity as of the period ended June 30, 1999. The Company purchases many of the loans originated by the joint ventures.

Consolidation

   Because the Company exercises significant influence on the operations of the joint ventures, their balances and operations have been fully consolidated in the accompanying consolidated financial statements and all material intercompany accounts and transactions have been eliminated.

Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with interest rate volatility, credit exposure and regulatory changes. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, future changes in market trends and conditions may occur which could cause actual results to differ materially.

Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, restricted cash, amounts due from banks, and overnight deposits.

Mortgage Loans Held for Sale

   Mortgage loans held for sale represent mortgage loans originated and held pending sale to interim and permanent investors. The mortgages are carried at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. The Company separately evaluates for impairment the estimated fair value of its commitments to lend. If impairment exists, the Company records a charge to earnings in the current period. The Company generally sells whole loans without servicing retained. Gains or losses on such sales are generally recognized at the time

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the title transfers to the investor based upon the difference between the sales proceeds from the final investor and the basis of the loan sold, adjusted for net deferred loan fees and certain direct costs, selling costs and any other adjustments. The Company defers net loan origination costs as a component of the loan balance on the balance sheet. Such costs are not amortized and are recognized into income as a component of the gain or loss upon sale.

Mortgage Loans Held for Investment

   Periodically, the Company originates or repurchases loans which are unable to be sold through normal investor channels. These loans are classified as held for investment and carried at amortized cost, which represents the lower of cost or market value at the time the loans are transferred or repurchased. The Company has the intent and ability to hold these loans for the foreseeable future. The Company defers net loan origination costs as a component of the loan balance and amortizes the deferred costs into interest income over the life of the loan using the effective interest method.

Provision for Foreclosure and Loan Losses

   A provision for loss is provided based on management's periodic evaluation of its loss exposures for loans held for sale and the applicable loan sale agreements. The provision for loans held for sale is based on certain default and foreclosure provisions in the applicable loan sale agreements. Management reviews such loan sale agreement exposure on an aggregate basis to evaluate the adequacy of the related allowance for loss. Due to the relatively small number of loans held for investment, analysis is performed on a specific loan basis. The pertinent factors in determining the exposures include the underlying quality of the loans, actual loss experience, current economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and any guarantees securing such loans.

Mortgage Servicing Rights

   The Company generally sells whole loans without servicing retained. Mortgage servicing rights represent servicing retained on loans sold to one of the Company's permanent investors who requires the Company to continue to service the loans as a condition of sale. The Company does not have in-house servicing capability and has a sub-servicing contract with a third party. The Company capitalizes the cost of these mortgage servicing rights by allocating the original cost basis in the loans based upon the relative fair value of the underlying mortgage loans and mortgage servicing rights at the time the servicing rights are contractually separated from the underlying loans. The Company records amortization expense over the period of the projected net servicing income. Impairment is recorded as a direct reduction of the asset balance and a charge to amortization expense in the period it is determined.

Derivative Financial Instruments

   The Company obtains and holds derivative financial instruments to manage price and interest rate risk related to its mortgage loans held for sale and commitments to fund mortgages. No derivatives are held for trading purposes. Fair value amounts were determined based upon available market information. Realized and unrealized gains and losses associated with these instruments are included in the Company's lower of cost or market evaluation and the determination of gain or loss on sale of mortgage loans. The Company is not required to satisfy margin or collateral requirements for any of these financial instruments.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Equipment and Leasehold Improvements

   Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the straight-line method. Depreciation and amortization are recorded within occupancy and equipment expense within the financial statements.

Drafts Payable

   Beginning in June 1999, the Company implemented a new cash management system enabling it to draw funds against its warehouse facility upon the presentment of borrowers' loan disbursement checks to the Company's warehouse lender. This system enables the Company to minimize its interest expense by not having to increase the outstanding warehouse balance until the loan funding check is presented to the Company's warehouse lender.

Income Taxes

   Through September 28, 1999, American Home Mortgage elected for both federal and state income tax purposes to be treated as an S corporation (effective April 1, 1988). As an S corporation, the net earnings of American Home Mortgage were generally taxed directly to the stockholder rather than American Home Mortgage.

   On September 29, 1999, the Company became a C corporation. All income earned from that date is subject to corporate tax at statutory rates for both federal and state income tax purposes. The Company accounts for income taxes from that date in conformity with SFAS No. 109, "Accounting for Income Taxes', which requires an asset and liability approach for accounting and reporting of income taxes.

Loan Origination Fees

   Loan fees, discount points and certain direct origination costs are recorded as an adjustment of the cost of the loan and are included in gain on sales of loans when the loan is sold. Accordingly, salaries, compensation and benefits have been reduced by approximately $2,636,000, $4,242,000 and $6,788,000 in direct loan origination costs including commission costs incurred for the years ended December 31, 1996, 1997 and 1998, respectively. Salaries, compensation and benefits have been reduced by approximately $3,306,000 and $4,261,000 for the six month periods ended June 30, 1998 and 1999.

Interest Recognition

   Interest income is accrued as earned. Loans are placed on a non-accrual status when any portion of the principal or interest is ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible. Interest expense is recorded on outstanding lines of credit at a rate based on a spread to the Fed Funds rate. Interest expense has been netted with interest income within the consolidated statements of income in the amounts of $430,966, $905,333, $1,910,289, $980,615 and $962,254 for the years ended December 31, 1996, 1997 and 1998, and for the six month periods ended June 30, 1998 and 1999, respectively.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing and Promotion

   The Company charges the costs of marketing and promotion to expense in the period incurred.

Net Worth Requirements

   American Home Mortgage is required to maintain certain specified levels of minimum net worth in order to maintain its approved seller/servicer status for Fannie Mae and HUD. At December 31, 1997 and 1998 and June 30, 1999 American Home Mortgage was in compliance with its minimum net worth requirements.

   At December 31, 1998 and June 30, 1999, the highest minimum net worth requirement applicable to the Company was $1,000,000 and the Company's net worth was $5,924,106 and $7,570,872, respectively. The minimum net worth requirement is based on a percentage of originated loans with a minimum and maximum requirement of $250,000 and $1,000,000, respectively.

2. MORTGAGE LOANS HELD FOR SALE

   Mortgage loans held for sale consist of the following:

                                                December 31,
                                           ------------------------  June 30,
                                              1997         1998        1999
                                           -----------  ----------- -----------
      Mortgage loans held for sale.......  $24,684,913  $34,307,323 $41,280,445
      Deferred origination costs (fees),
       net...............................       (9,160)     359,540     775,686
                                           -----------  ----------- -----------
      Mortgage loans held for sale, net..  $24,675,753  $34,666,863 $42,056,131
                                           ===========  =========== ===========

3. MORTGAGE LOANS HELD FOR INVESTMENT, net

   Mortgage loans held for investment consist of the following:

                                                       December 31,
                                                     ----------------- June 30,
                                                       1997     1998     1999
                                                     -------- -------- --------
      Mortgage loans held for investment............ $117,884 $210,811 $291,259
      Less: Allowance for loss......................   39,067  121,911  121,911
                                                     -------- -------- --------
      Mortgage loans held for investment, net....... $ 78,817 $ 88,900 $169,348
                                                     ======== ======== ========

   The activity in the allowance for loss was as follows:

      Balance at January 1, 1997...................................... $    --
        Provision.....................................................  116,837
        Chargeoffs....................................................  (77,770)
                                                                       --------
      Balance at December 31, 1997....................................   39,067
        Provision.....................................................  152,955
        Chargeoffs....................................................  (70,111)
                                                                       --------
      Balance at December 31, 1998....................................  121,911
        Provision.....................................................   27,967
        Chargeoffs....................................................  (27,967)
                                                                       --------
      Balance at June 30, 1999........................................ $121,911
                                                                       ========

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


4. ACCOUNTS RECEIVABLE

   Accounts receivable consist of the following:

                                                    December 31,
                                                 -------------------  June 30,
                                                   1997      1998       1999
                                                 -------- ---------- ----------
      Investor receivables...................... $821,514 $1,977,950 $3,068,892
      Due from settlement agent.................      --     750,000    516,177
      Mortgage payments receivable..............  150,291     83,338    127,329
      Due from related party....................      --      52,429     75,090
      Accrued interest receivable...............      --      26,588     26,147
      Other.....................................   11,058      2,502    332,037
                                                 -------- ---------- ----------
      Accounts receivable....................... $982,863 $2,892,807 $4,145,672
                                                 ======== ========== ==========

5. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

   Property, equipment and leasehold improvements consist of the following:

                                                December 31,
                                            ---------------------   June 30,
                                              1997        1998        1999
                                            ---------  ----------  ----------
      Furniture and fixtures............... $ 285,939  $  659,612  $  760,168
      Office equipment.....................   692,247   1,420,390   2,000,377
      Leasehold improvements...............    57,165     122,241     132,976
                                            ---------  ----------  ----------
        Subtotal........................... 1,035,351   2,202,243   2,893,521
      Less: Accumulated depreciation and
       amortization........................  (345,115)   (627,089)   (794,272)
                                            ---------  ----------  ----------
      Property, equipment and leasehold
       improvements, net................... $ 690,236  $1,575,154  $2,099,249
                                            =========  ==========  ==========

   Depreciation and amortization expense for the years ended December 31, 1996, 1997 and 1998 was $60,248, $124,865, and $281,974, respectively, and $117,549 and $167,185 for the six months ended June 30, 1998 and 1999.

6. WAREHOUSE FACILITIES

   Warehouse lines of credit consist of the following:

                                December 31, 1997    December 31, 1998      June 30, 1999
                               -------------------- -------------------- --------------------
                                           Weighted             Weighted             Weighted
                               Outstanding Average  Outstanding Average  Outstanding Average
                                 Balance     Rate     Balance     Rate     Balance     Rate
                               ----------- -------- ----------- -------- ----------- --------
      First Union............. $       --           $26,380,841   7.03%  $24,544,246   7.52%
      PNC.....................  24,453,671   7.55%    7,688,685   6.18%      768,454   8.80%
                               -----------          -----------          -----------
      Warehouse facilities.... $24,453,671   7.55%  $34,069,526   6.84%  $25,312,700   7.55%
                               ===========          ===========          ===========
      Drafts payable..........                                           $15,502,122
                                                                         ===========

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

6. WAREHOUSE FACILITIES (continued)

   First Union extended a $50,000,000 line of credit to American Home Mortgage on June 23, 1999. Under this line of credit arrangement, the Company issues loan disbursement checks in the form of drafts payable which are applied to the warehouse facility upon their presentment for payment by First Union. The interest rate on outstanding balances fluctuates daily based on a spread to the Fed Funds rate and is paid monthly. This line continues until terminated or modified by either party.

   Upon extension of the line of credit by First Union, the PNC line of credit was terminated and borrowings outstanding will be repaid upon sale of loans to investors. Specific loans held for sale are collateral to this line of credit. The interest rate on outstanding balances fluctuates daily based on a spread to the Fed Funds rate and is paid monthly. This line terminates upon repayment of the remaining outstanding borrowings.

   The lines of credit are secured by mortgage loans and all other assets of American Home Mortgage, and are guaranteed by the stockholder. The lines contain various covenants pertaining to maintenance of net worth and working capital. At December 31, 1997 and 1998, and June 30, 1999, American Home Mortgage was in compliance with its loan covenants.

7. OTHER INCOME AND EXPENSE

   The significant components of other income and expense are as follows:

                                        December 31,                June 30,
                                ---------------------------- ----------------------
                                  1996     1997      1998       1998        1999
                                -------- -------- ---------- ----------- ----------
                                                             (unaudited)
      Other income:
        Volume incentives.....  $    --  $284,807 $  422,760  $186,305   $  599,017
        Other.................    21,053   71,211     79,463    82,997       37,698
                                -------- -------- ----------  --------   ----------
        Other income..........  $ 21,053 $356,018 $  502,223  $269,302   $  636,715
                                ======== ======== ==========  ========   ==========
      Other expense
        Office supplies.......  $191,497 $218,031 $  375,718  $176,497   $  278,467
        Travel................    22,220  111,037    162,973    77,594      117,416
        Legal and accounting..   162,221  224,424    142,200    90,042      113,917
        Other.................   454,546  392,778    862,106   370,286      593,001
                                -------- -------- ----------  --------   ----------
        Other expenses........  $830,484 $946,270 $1,542,997  $714,419   $1,102,801
                                ======== ======== ==========  ========   ==========

8. INCOME TAXES

   As discussed in Note 1, American Home Mortgage was an S corporation pursuant to the Internal Revenue Code of 1986, as amended, New York State law and certain other states' laws, and as such did not incur any federal or New York State income tax expense. American Home Mortgage was liable for New York City income tax and other states minimum taxes. This provision is included in the consolidated statement of income under current state and local provision.

   On September 29, 1999 the Company converted its tax status to a C corporation. The Company recorded a one-time, non-cash reduction to earnings in the amount of $625,000 as of September 28, 1999 for the deferred income tax expense.

   Assuming the Company had converted to a C corporation on July 1, 1999, the Company would have incurred a deferred income tax expense of $375,000 as of June 30, 1999.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

8. INCOME TAXES (continued)

   The proforma provision for income taxes, including the state income tax provision of $131,266, is as follows:

      Current........................................................ $1,009,336
      Deferred.......................................................    179,930
                                                                      ----------
      Total provision................................................ $1,189,266
                                                                      ==========

   A reconciliation of the statutory income tax provision to the effective income tax provision, as applied to income for the six months ended June 30, 1999, is as follows:

      Tax at statutory rate.......................................... $  919,478
      State and local taxes..........................................    260,435
      Other..........................................................      9,353
                                                                      ----------
        Total provision.............................................. $1,189,266
                                                                      ==========

   The liability for income taxes at June 30, 1999 reflected on the proforma consolidated balance sheet includes a deferred tax liability of $375,000. This represents the tax effect of temporary differences and differences between the tax basis and financial statement carrying amounts of assets and liabilities. The major sources of temporary differences and their deferred tax effect at June 30, 1999 are as follows:

   Deferred tax liabilities:

      Capitalized cost of mortgage servicing rights................... $ 16,670
      Capitalized loan origination expenses...........................  341,302
      Other...........................................................   17,028
                                                                       --------
        Total deferred tax liabilities................................ $375,000
                                                                       ========

9. COMMITMENTS AND CONTINGENCIES

 Loans Sold to Investors

   Generally, the Company is not exposed to significant credit risk on its loans sold to investors. In the normal course of business the Company is obligated to repurchase loans which are subsequently unable to be sold through normal investor channels. Management believes this is a rare occurrence and that the Company can usually sell the loans directly to a permanent investor.

 Loan Funding Commitments

   At December 31, 1997 and 1998, the Company had commitments to fund loans approximating $163 million and $333 million, respectively. At December 31, 1997 and 1998, the Company had commitments to fund loans with agreed upon rates approximating $54 million and $122 million, respectively. The Company hedges the interest rate risk of such commitments primarily with mandatory delivery commitments, which totaled $80 million at December 31, 1998. The remaining commitments to fund loans with agreed-upon rates are anticipated to be sold through "best-efforts" and investor programs. The Company does not anticipate any material losses from such sales.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


9. COMMITMENTS AND CONTINGENCIES (continued)

   At June 30, 1999, the Company had commitments to fund loans approximating $308 million, commitments to fund loans with agreed upon rates approximating $152 million and mandatory delivery commitments, as described above, approximating $100 million.

 Outstanding Litigation

   The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on the Company's consolidated financial position or results of operations.

10. OPERATING LEASES

   Certain facilities and equipment are leased under short-term lease agreements expiring at various dates through December 31, 2007. All such leases are accounted for as operating leases. Total rental expense for premises and equipment, which is included in occupancy and equipment expense within the financial statements amounted to $426,537, $728,645 and $1,253,362 for the years ended December 31, 1996, 1997 and 1998, respectively. Total rental expense for premises and equipment amounted to $488,411 and $790,592 for the six months ended June 30, 1998 and 1999.

   Obligations under non-cancelable operating leases which have an initial term of more than a year are as follows:

                                                            As of       As of
                                                         December 31,  June 30,
                                                             1998        1999
                                                         ------------ ----------
1999....................................................  $1,159,441  $  705,356
2000....................................................     772,221   1,084,620
2001....................................................     456,174     700,805
2002....................................................     361,686     637,473
2003....................................................     194,020     476,066
Thereafter..............................................     752,680     942,469
                                                          ----------  ----------
                                                          $3,696,222  $4,546,789
                                                          ==========  ==========

11. OTHER RELATED PARTY TRANSACTIONS

   The majority stockholder of the Company is a minority stockholder in another company that provides credit reports in the normal course of business. Payments to this company for the years ended December 31, 1996, 1997 and 1998 amounted to approximately $130,000, $280,000 and $504,000, respectively. Additionally, total amounts due to this related party as of December 31, 1997 and 1998 were $10,400 and $25,379, respectively. Payments approximating $89,000 and $226,000 for the six months ended June 30, 1998 and 1999 were made to this related company. Amounts outstanding to this party as of June 30, 1999 was $6,000.

   The majority stockholder of the Company is a majority stockholder in another company that provides title services in the normal course of business. It is the borrower's option to use this company for title services. The total amount due from this related party was $0, $52,429 and $15,000 as of December 31, 1997 and 1998 and June 30, 1999, respectively. The amounts due to the Company represent expenses paid on behalf of the title company. Payments from this company amounted to approximately $52,000 for the six months ended June 30, 1999. No amounts were received prior to the period ended June 30, 1999.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


11. OTHER RELATED PARTY TRANSACTIONS (continued)

   The activity in the Minority interest accounts is as follows:

   Capital contribution............................................... $ 50,000
   Minority interest in income........................................   50,760
                                                                       --------
   Balance at December 31, 1998.......................................  100,760
   Distribution.......................................................  (75,000)
   Minority interest in income........................................   44,491
                                                                       --------
   Balance at June 30, 1999........................................... $ 70,251
                                                                       ========

12. CONCENTRATIONS OF CREDIT RISK

   The Company originates loans predominately in northeastern states. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. In management's opinion at June 30, 1999 and December 31, 1998 there were no significant concentrations of credit risk within loans held for sale.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

   Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience, and other factors.

   Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other companies. All forward delivery commitments and option contracts to buy securities are to be contractually settled within six months of the balance sheet date.

   Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

   Certain assets and liabilities, as a matter of accounting policy, are reflected in the accompanying consolidated financial statements at fair value due to their short-term nature, terms of repayment or interest rate associated with the asset or liability. Such assets or liabilities include cash, accounts receivable, loans held for investment, accrued expenses and other liabilities, and warehouse lines of credit.

   The following describes the methods and assumptions used by the Company in estimating fair values of other financial instruments:

     Mortgage Loans Held for Sale--Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current investor or dealer commitments to purchase loans.

     Mortgage Servicing Rights--Fair value is estimated by discounting the anticipated net future cash flows associated with servicing the underlying loans using discount rates that approximate market rates, expected subservicing costs and externally published prepayment rates.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


13. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

     Commitments to Fund with Agreed Upon Rates--The fair value of commitments to fund with agreed upon rates are estimated using the fees and rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. These commitment obligations are considered in conjunction with the Company's lower of cost or market valuation of its mortgage loans held for sale.

     Commitments to Deliver Mortgages and Option Contracts to Buy Securities--The fair value of these instruments are estimated using current market prices for dealer or investor commitments relative to the Company's existing positions. These instruments contain an element of risk in the event that the counterparties may be unable to meet the terms of such agreements. In the event a counterparty to a delivery commitment was unable to fulfill its obligation, the Company would not incur any material loss by replacing the position at market rates in effect at June 30, 1999 and December 31, 1998. The Company minimizes its risk exposure by limiting the counterparties to those major banks, investment bankers and private investors who meet established credit and capital guidelines. Management does not expect any counterparty to default on their obligations and, therefore, does not expect to incur any loss due to counterparty default. These commitments and option contracts are considered in conjunction with the Company's lower of cost or market valuation of its mortgage loans held for sale.

     No amounts were outstanding for loans held for sale related positions as of December 31, 1997. Management believes that the fair value amounts for loans held for sale and mortgage servicing rights approximated the carrying amounts as of December 31, 1997.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

   The following tables set forth information about financial instruments and other selected assets, except for those noted above for which the carrying value approximates fair value.

                                                   December 31, 1998
                                          ------------------------------------
                                                                    Estimated
                                            Notional    Carrying      Fair
                                             Amount      Amount       Value
                                          ------------ ----------- -----------
Assets:
Mortgage loans held for sale............. $        --  $34,666,863 $35,557,116
Mortgage servicing rights................          --       39,887      39,887
Commitments and Contingencies:
Mortgage loans held for sale related
 positions:
  Commitments to fund mortgages at
   agreed-upon rates.....................  122,430,687         --    2,075,471
  Forward delivery commitments...........   79,841,139         --     (215,571)
  Option contracts to buy securities.....    4,000,000         --          --
                                                     June 30, 1999
                                          ------------------------------------
                                                                    Estimated
                                            Notional    Carrying      Fair
                                             Amount      Amount       Value
                                          ------------ ----------- -----------
Assets:
Mortgage loans held for sale............. $        --  $42,056,131 $42,292,675
Mortgage servicing rights................          --       37,887      37,887
Commitments and Contingencies:
Mortgage loans held for sale related
 positions:
  Commitments to fund mortgages at
   agreed-upon rates.....................  151,910,361         --    1,908,706
  Forward delivery commitments...........   99,730,000         --     (555,781)
  Option contracts to buy securities.....   18,000,000         --          --

14. IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS 133 requires that all derivative instruments be recognized as either assets or liabilities at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of fair value of a recognized asset, liability or firm commitment, a hedge of cash flows of a forecasted transaction or a hedge of foreign currency exposure. The statement's implementation has been delayed to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt this statement effective January 1, 2001. The Company has not yet determined the impact SFAS No. 133 will have on its financial position or results of operations when such statement is adopted.

   In October 1998, the Financial Accounting Standards Board issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment to FASB SFAS No. 65, Accounting for Certain Mortgage Banking Activities. SFAS No. 134 is effective for the first fiscal quarter beginning after December 15, 1998. Management believes that the adoption of SFAS No. 134 will not have a material impact on the Company or its results of operations.

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


14. IMPLEMENTATION OF NEW ACCOUNTING STANDARDS (continued)

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use" ("SOP 98-1"), which will become effective for financial statements for calendar year 1999, with early adoption encouraged. SOP 98-1 requires the capitalization of eligible costs of specified activities related to computer software developed or obtained for internal use. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

15. CONDENSED FINANCIAL INFORMATION OF AMERICAN HOME MORTGAGE HOLDINGS, INC.

     The following provides condensed financial information for the financial position, results of operations and cash flows of American Home Mortgage Holdings, Inc. (parent company only):

                            Condensed Balance Sheet

                                                                       June
                                                                     30, 1999
                                                      June 30, 1999  Proforma
                                                      ------------- -----------
                                                                    (unaudited)
ASSETS:
Cash.................................................    $1,000     $ 5,476,728
Equity in American Home Mortgage Corp. ..............       --        7,196,872
Other................................................       --              --
                                                         ------     -----------
    Total Assets.....................................    $1,000     $12,673,600
                                                         ======     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
LIABILITIES..........................................    $  --      $       --
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 1,000,000 shares
   authorized, no shares issued and outstanding......       --              --
  Common stock, $0.01 par value, 19,000,000 shares
   authorized, 100 shares issued and outstanding,
   7,500,000 shares issued and outstanding
   pro forma.........................................         1          75,000
  Additional paid-in-capital.........................       999      12,598,600
  Retained earnings..................................       --              --
                                                         ------     -----------
    Total stockholders' equity.......................     1,000      12,673,600
                                                         ------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........    $1,000     $12,673,600
                                                         ======     ===========

                       Condensed Statement of Cash Flows
       For the period June 15, 1999 (date of inception) to June 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................    $  --
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Equity in earnings of American Home Mortgage
     Corp. ..........................................       --
  Cash provided by operating activities..............       --
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of capital stock............     1,000
                                                         ------
  Cash provided by financing activities..............     1,000
                                                         ------
NET INCREASE IN CASH.................................     1,000
CASH, BEGINNING OF PERIOD............................       --
                                                         ------
CASH, END OF PERIOD..................................    $1,000
                                                         ======

                     AMERICAN HOME MORTGAGE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
          AND THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND 1999


16. PENDING PUBLIC OFFERING OF COMMON STOCK

   The Company has filed a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of 2,500,000 shares of common stock (the Offering). On September 29, 1999, Michael Strauss contributed his sole ownership interest in American Home Mortgage Corp. for 4,999,900 shares of $.01 par value Common Stock of the Company in which:

  .  American Home Mortgage Holdings, Inc. is the holding company

  . American Home Mortgage Corp. is a wholly-owned subsidiary of the holding company

  . Michael Strauss received 4,999,900 shares of $.01 par value Common Stock of American Home Mortgage Holdings, Inc.

  . 2,500,000 shares of $.01 par value Common Stock will be sold in the Offering.

   All shares and per share information included in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the change in the number of shares outstanding as a result of these transactions.

17. UNAUDITED PRO FORMA INFORMATION

   The pro forma financial information has been presented to show what the significant effects on the historical results of operations might have been had the exchange of shares described in Note 16 and the termination of the Company's S corporation status occurred as of the beginning of the earliest period presented.

   Pro forma net income represents the results of operations adjusted to reflect the Company's income tax status for an S corporation to a C corporation, using a pro forma income tax rate of 44%.

   Pro forma net income per share has been computed by dividing pro forma net
income by the     shares received in exchange for the Company's shares. The pro forma financial information, as of June 30, 1999, reflects the sale of shares in the initial public offering and an assumed S corporation distribution of $7,153,000 as of June 30, 1999 (which amount increased to $7,806,000 at the actual date of distribution) The price per share was assumed at $6 with net proceeds from the public offering of approximately $12,630,000.

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                               2,500,000 Shares


                                    [LOGO]

                     American Home Mortgage Holdings, Inc.

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

    Friedman Billings Ramsey                                   Advest, Inc.

                              September 30, 1999

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of common stock.

Until October 25, 1999 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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